Exhibit 2.1

EXECUTION COPY

AGREEMENT OF MERGER

among:

Checkout Holding Corp.,

a Delaware corporation,

Checkout Acquisition Corp., a Delaware corporation, and

CATALINA MARKETING CORPORATION,

a Delaware corporation

Dated as of April 17, 2007

Page

Article I.	DESCRIPTION OF TRANSACTION	2
1.1	Merger of Merger Sub into the Company	2
1.2	Effect of the Merger	2
1.3	Closing; Effective Time	2
1.4	Certificate of Incorporation and Bylaws	3
1.5	Conversion of Shares	3
1.6	Company Options and Company SARs	4
1.7	Company Stock Units	5
1.8	ESPP	5
1.9	Closing of the Company’s Transfer Books	6
1.10	Surrender of Certificates	6
1.11	Dissenting Shares	7
1.12	Further Action	8
Article II.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	8
2.1	Due Organization; Subsidiaries	9
2.2	Certificate of Incorporation; Bylaws; Charters and Codes of Conduct	9
2.3	Authority; Binding Nature of Agreement	9
2.4	Capitalization, Etc	10
2.5	SEC Filings; Financial Statements	12
2.6	Absence of Changes	14
2.7	Title to Assets	16
2.8	Receivables	16
2.9	Intellectual Property	16
2.10	Contracts	17
2.11	Liabilities	19
2.12	Compliance with Legal Requirements	19
2.13	Governmental Authorizations	19
2.14	Tax Matters	20
2.15	Employee and Labor Matters; Benefit Plans	21
2.16	Real Property; Leasehold	25

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(continued)

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2.17	Insurance	26
2.18	Legal Proceedings; Orders	26
2.19	Vote Required	27
2.20	Environmental Laws	27
2.21	Non-Contravention; Consents	27
2.22	Fairness Opinion	28
2.23	Financial Advisor	29
2.24	Inapplicability of Anti-takeover Statutes, Company Rights Agreement and Article Twelfth of Restated Certificate of Incorporation	29
2.25	Proxy Statement	29
2.26	Prior Merger Agreement	29
2.27	ValueAct Voting Agreement	29
Article III.	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	34
3.1	Valid Existence	30
3.2	Authority; Binding Nature of Agreement	30
3.3	Non-Contravention	30
3.4	Governmental Consents	30
3.5	Legal Proceedings	31
3.6	Activities of Parent and Merger Sub	31
3.7	Information Supplied	31
3.8	Brokers	31
3.9	Ownership of Company Stock	31
3.10	Financing	31
3.11	Solvency	33
3.12	No Other Representations or Warranties	33
Article IV.	CERTAIN COVENANTS OF THE COMPANY	34
4.1	Access and Investigation	34
4.2	Operation of the Company’s Business	34
4.3	No Solicitation by the Company	37
4.4	Enforcement of ValueAct Voting Agreement	38

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(continued)

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Article V.	ADDITIONAL COVENANTS OF THE PARTIES	39
5.1	Proxy Statement	39
5.2	Company Stockholders Meeting	40
5.3	Regulatory Approvals	41
5.4	Public Disclosure	42
5.5	Stockholder Litigation	42
5.6	Indemnification	42
5.7	Notification of Certain Matters	44
5.8	Rule 16b-3	44
5.9	Employee Benefits	44
5.10	Confidentiality	46
5.11	Employee Representative Body or Works Council Consultations	46
5.12	Financing	46
Article VI.	CONDITIONS TO MERGER	48
6.1	Conditions to Each Party’s Obligation To Effect the Merger	48
6.2	Additional Conditions to Obligations of Parent and Merger Sub	49
6.3	Additional Conditions to Obligations of the Company	49
ARTICLE VII.	TERMINATION	50
7.1	Termination	50
7.2	Effect of Termination	51
7.3	Expenses; Termination Fees	52
ARTICLE VIII.	MISCELLANEOUS PROVISIONS	53
8.1	Amendment	53
8.2	Waiver	53
8.3	No Survival of Representations, Warranties or Covenants	54
8.4	Entire Agreement	54
8.5	Counterparts; Signatures	54
8.6	Applicable Law; Jurisdiction	54
8.7	Assignability	54
8.8	No Third Party Beneficiaries	55

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(continued)

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8.9	Notices	55
8.10	Cooperation	56
8.11	Severability	56
8.12	Construction	56
8.13	Remedies	57

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EXHIBITS

Exhibit A	Certain Definitions
Exhibit B	Antaeus Voting Agreement
Exhibit C	Form of Certificate of Incorporation
Exhibit D	Form of Bylaws

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AGREEMENT OF MERGER

THIS AGREEMENT OF MERGER (“Agreement”) is made and entered into as of April 17, 2007 (the “Agreement Date”) by and among Checkout Holding Corp. (“Parent”), a Delaware corporation, Checkout Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Catalina Marketing Corporation, a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

WHEREAS, Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the Delaware General Corporation Law (the “DGCL”), and upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of Parent.

WHEREAS, immediately prior to entering into this Agreement, the Company terminated the Agreement of Merger, dated as of March 8, 2007, among CMC Holdings, LLC (“CMC”), Catalina Merger Sub, Inc. and the Company (the “Prior Merger Agreement”) in accordance with the terms of Section 7.1(h) of the Prior Merger Agreement and paid the “Company Termination Fee” (as defined in the Prior Merger Agreement) to CMC.

WHEREAS, the respective boards of directors of Parent, Merger Sub and the Company (in the case of the Company acting upon the recommendation of a special committee (the “Special Committee”) formed for the purpose of evaluating the desirability and directing negotiations for the Company in connection with the possible transactions contemplated hereby) have approved this Agreement and the Merger, and deem it advisable and in the best interest of the stockholders of each of the constituent corporations to consummate the Merger, and the Company Board acting on the recommendation of the Special Committee, determined in good faith, after consultation with its financial advisor, that the Merger and the other transactions contemplated by this Agreement constitute a “Superior Offer” (as defined in the Prior Merger Agreement).

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to Parent and Merger Sub’s willingness to enter into this Agreement, Antaeus Enterprises Inc., a stockholder of the Company, is entering into a voting agreement, of even date herewith, in the form set forth as Exhibit B hereto (the “Antaeus Voting Agreement”), pursuant to which such stockholder has agreed, subject to the terms thereof, to vote its Company Common Stock in favor of adoption of this Agreement.

WHEREAS, concurrently with the execution of the Prior Merger Agreement, the Company entered into a voting agreement (the “ValueAct Voting Agreement” and together with the Antaeus Voting Agreement, the “Voting Agreements”) with ValueAct Capital Master Fund, L.P. (“ValueAct”) which, among other things, pursuant to Section 1(b) therein ValueAct has agreed to vote in favor of a “Superior Offer” (as defined in the Prior Merger Agreement) if so recommended by the Company Board or a duly constituted committee thereof.

WHEREAS, concurrently with the execution of this Agreement, (A) each of (i) Hellman & Friedman Capital Partners VI, L.P., (ii) Hellman & Friedman Capital Partners VI (Parallel), L.P., (iii) Hellman & Friedman Capital Associates VI, L.P. and (iv) Hellman & Freidman Capital Executives VI, L.P. (collectively, the “Equity Investors” and each, an “Equity Investor”) has entered into the Equity Commitment Letter, dated as of the date hereof, with Parent pursuant to which each Equity Investor has agreed to provide certain equity financing to Parent, and (B) Hellman & Friedman Capital Partners VI, L.P. (the “Guarantor”) has entered into a limited guarantee, dated as of the date hereof, in favor of the Company with respect to certain obligations of Parent and Merger Sub arising under, or in connection with, this Agreement (the “Limited Guarantee”).

AGREEMENT

The parties to this Agreement, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound, agree as follows:

ARTICLE I.

DESCRIPTION OF TRANSACTION

1.1          Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2          Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.3          Closing; Effective Time. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Paul, Hastings, Janofsky & Walker LLP at 75 East 55th Street, New York, New York 10022 at 10:00 a.m. New York City Time on the second Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or at such other place or on such other date as Parent and the Company shall mutually designate; provided, however, that if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), the Closing shall occur on the date following the satisfaction or waiver of such conditions that is the earliest to occur of (a) a date during the Marketing Period to be specified by Parent on no less than three Business Days’ notice to the Company, and (b) the final day of the Marketing Period. The date on which the Closing takes place is referred to herein as the

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“Closing Date.” A certificate of merger satisfying the applicable requirements of the DGCL (the “Certificate of Merger”) shall be duly executed by the Company and simultaneously with the Closing shall be filed with the Secretary of State of the State of Delaware. The Merger shall become effective upon the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or such other date and time as may be mutually agreed upon by Parent and the Company and set forth in the Certificate of Merger (the “Effective Time”).

1.4	Certificate of Incorporation and Bylaws. At the Effective Time:

(a)          the Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time shall be amended to read in its entirety as set forth on Exhibit C hereto and, as so amended, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the DGCL and such Certificate of Incorporation;

(b)          the Bylaws of the Company as in effect immediately prior to the Effective Time shall be amended to read in their entirety as set forth on Exhibit D hereto and, as so amended, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with the DGCL and such Bylaws;

(c)          unless otherwise determined by Parent prior to the Effective Time, the directors of the Surviving Corporation shall be the respective individuals who are directors of Merger Sub immediately prior to the Effective Time, and shall serve until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation and Bylaws of the Surviving Corporation, or until their earlier death, resignation or removal, or otherwise as provided by applicable Legal Requirements. The Company shall obtain and deliver to Merger Sub the valid resignations, effective as of the Effective Time, of each director of the Company and each Company Subsidiary (except those directors as may be designated by Merger Sub to the Company in writing prior to Closing); and

(d)          unless otherwise determined by Parent prior to the Effective Time, the officers of the Surviving Corporation shall be the respective individuals who are officers of the Company immediately prior to the Effective Time, and shall serve until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation and Bylaws of the Surviving Corporation, or until their earlier death, resignation or removal, or otherwise as provided by applicable Legal Requirements.

1.5	Conversion of Shares.

(a)          At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company:

(i)           (A) any shares of Company Common Stock held by the Company (or held in the Company’s treasury) immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be paid in exchange therefor, and (B) any shares of Company Common Stock held by any wholly owned Subsidiary of the Company shall remain outstanding;

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(ii)         any shares of Company Common Stock held by Parent, Merger Sub or any other wholly-owned Subsidiary of Parent immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be paid in exchange therefor;

(iii)         except as provided in clauses “(i)” and “(ii)” above and subject to Section 1.5(b) and Section 1.10, each share of Company Common Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive $32.50 in cash (the “Per Share Merger Price”), without interest (for purposes hereof, each outstanding share of Company Common Stock which was issued as part of a Company Stock Award and which is restricted shall be deemed vested (and therefore free of such restrictions) as of, and effective upon, the Effective Time); and

(iv)         each share of the common stock, $0.001 par value per share, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into one share of common stock, $0.001 par value per share, of the Surviving Corporation.

(b)          If, during the period commencing on the Agreement Date and ending at the Effective Time, the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Per Share Merger Price and any other term of this Agreement dependent on the Per Share Merger Price shall be appropriately adjusted to provide the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action and as so adjusted shall, from and after the date of such event, be the Per Share Merger Price or such other dependent term, subject to further adjustment in accordance with this sentence.

1.6	Company Options and Company SARs.

(a)          As of immediately prior to and conditioned upon the Effective Time, each Company Option and Company SAR that is outstanding at such time shall, by virtue of the Merger, fully vest and become exercisable, without the consent of any holder of a Company Option or Company SAR, and shall, subject to each Company Option and Company SAR holder’s right, for a period of at least thirty (30) days ending at least five (5) days before the Effective Time, to exercise each such Company Option or Company SAR, in whole or in part (in the discretion of such Company Option or Company SAR holder), be converted into the right to receive cash, less any required tax withholdings in accordance with Section 1.10(d) below, in an amount equal to the product of (i) the number of shares of Company Common Stock underlying such Company Option or Company SAR (as adjusted to reflect any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction subsequent to the Agreement Date) and (ii) the excess, if any of (A) the Per Share Merger Price over (B) the exercise price or base price (in either case, as adjusted to reflect any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction subsequent to the Agreement Date) per share for such Company Option or Company SAR, as applicable.

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(b)         Notwithstanding anything in this Agreement to the contrary, the Company shall cooperate with Parent to allow certain Company Stock Options designated by Parent with the agreement of the holders of such Company Stock Options prior to the mailing of the Proxy Statement to remain outstanding after the Effective Time.

1.7	Company Stock Units.

(a)          As of immediately prior to and conditioned upon the Effective Time and without any action on the part of any holder of a Company Stock Unit and notwithstanding any term or condition thereof or the terms and conditions under any plans pursuant to which it was granted or pursuant to which it is held or maintained, each direct or indirect holder of a Company Stock Unit shall receive a number of unrestricted shares of Company Common Stock equal to the number of shares underlying such Company Stock Unit; provided that in the event the Deferred Compensation Plan is not terminated before the Effective Time, for these purposes the Deferred Compensation Plan Trust shall be considered the sole holder of the Company Stock Units attributable to the Deferred Compensation Plan. Each such share of Company Common Stock received in replacement of Company Stock Units shall be automatically converted into the right to receive the Per Share Merger Price, less any required tax withholdings in accordance with Section 1.10(d) below, on the same terms as all other shares of Company Common Stock, except that each such share shall be automatically converted into the right to receive the Per Share Merger Price without the requirement to present a certificate in exchange for receipt of the Per Share Merger Consideration. As of the Effective Time, all Company Stock Units shall no longer be outstanding and shall automatically cease to exist, and each Company Stock Unit holder or participant in the Deferred Compensation Plan shall cease to have any rights with respect thereto. The cash received upon the conversion set forth herein shall be credited to each applicable Deferred Compensation Plan participant’s book account, shall be deemed invested in any available investment fund under the Deferred Compensation Plan (except for a fund based upon the Company Common Stock) and shall be payable to the Deferred Compensation Plan participant only in accordance with the terms of the Deferred Compensation Plan (as amended to effectuate the foregoing).

(b)          Notwithstanding anything in this Agreement to the contrary, the Company shall take such action within its control as shall be required to permit the Company Stock Units of certain employees and officers of the Company as of the date hereof to be exchanged (subject to the agreement of the holder thereof) for equity interests in Parent immediately prior to the Effective Time.

1.8          ESPP. If the Effective Time occurs on or before June 30, 2007, the Company shall take all actions that may be necessary to terminate the ESPP (and any offering or purchase periods thereunder) contingent upon the occurrence of the Closing and shall refund each ESPP participants payroll deductions under the ESPP without interest as provided therein. If the Effective Time occurs on or after July 1, 2007, the Company shall take all actions that may be necessary to suspend the ESPP immediately following the current offering period under the ESPP (which ends June 30, 2007). The Company shall provide the Parent with evidence that the ESPP has been administered in accordance with this Section 1.8 no later than five Business Days prior to the Effective Time.

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1.9          Closing of the Company’s Transfer Books. At the Effective Time and following conversion into the right to receive the Merger Consideration, (a) all shares of Company Common Stock outstanding immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and all holders of certificates representing shares of Company Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Common Stock outstanding immediately prior to the Effective Time (a “Company Stock Certificate”) is presented to the Payment Agent or to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 1.10.

1.10	Surrender of Certificates.

(a)          On or prior to the Closing Date, Parent shall select a reputable bank or trust company reasonably acceptable to the Company to act as payment agent in the Merger (the “Payment Agent”). At or prior to the Effective Time, Parent shall have deposited with the Payment Agent cash sufficient to pay the aggregate cash consideration payable to stockholders of record of the Company pursuant to Section 1.5 (such cash amount so deposited with the Payment Agent is referred to as the “Payment Fund”). The Payment Fund shall not be used for any other purpose. Until used for that purpose, the Payment Agent will invest the funds included in the Payment Fund in the manner directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank which are then publicly available); provided that no such investment or losses thereon shall affect the Merger Consideration payable to stockholders of record of the Company, and Parent shall promptly provide, or shall cause the Surviving Corporation to promptly provide, additional funds to the Paying Agent for the benefit of the stockholders of record of the Company in the amount which is equal to the deficiency in the amount of cash required to fully satisfy such payment obligation. Any interest or other income resulting from the investment of such funds shall be the property of Parent.

(b)          Within five Business Days after the Effective Time, the Payment Agent will mail to the Persons who were record holders of Company Stock Certificates immediately prior to the Effective Time: (i) a letter of transmittal in customary form; and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for Merger Consideration. Upon surrender of a Company Stock Certificate to the Payment Agent for exchange (or, if such shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such shares of Company Common Stock on a book-entry account statement (it being understood that any references herein to “Company Stock Certificates” shall be deemed to include references to book-entry account statements

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relating to the ownership of shares of Company Common Stock)), together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Payment Agent or Parent: (A) the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor the Merger Consideration, less any required tax withholdings in accordance with Section 1.10(d) below and without interest; and (B) the Company Stock Certificate so surrendered shall be canceled. The Payment Agent shall accept such Company Stock Certificates upon such reasonable terms and conditions as the Payment Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. Until surrendered as contemplated by this Section 1.10(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive Merger Consideration as contemplated by Section 1.5. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent or the Payment Agent may, in its discretion and as a condition precedent to the payment of any Merger Consideration with respect to the shares of Company Common Stock previously represented by such Company Stock Certificate, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit in form and substance reasonably satisfactory to the Surviving Corporation and to deliver a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against the Payment Agent, Parent or the Surviving Corporation with respect to such Company Stock Certificate.

(c)          Any portion of the Payment Fund that remains undistributed to holders of Company Common Stock as of the date one year after the Closing Date shall be delivered to the Surviving Corporation upon demand and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.10 shall thereafter look only to the Surviving Corporation for satisfaction of their claims for Merger Consideration.

(d)          Each of the Payment Agent, Parent and the Surviving Corporation, as applicable, shall be entitled to deduct and withhold from any consideration payable to any (i) holder of any Company Stock Certificate (in his or her capacity as a holder of Company Common Stock), or (ii) holder of any Company Stock Award that was converted into the right to receive cash, pursuant to the Merger or this Agreement, such amounts as are required to be deducted or withheld from such consideration under the Code or any provision of state, local or foreign tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(e)          Neither Parent nor the Surviving Corporation shall be liable to any holder of any Company Stock Certificate or to any other Person with respect to any Merger Consideration delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

1.11	Dissenting Shares.

(a)          Notwithstanding anything to the contrary contained in this Agreement, shares of Company Common Stock outstanding immediately prior to the Effective Time held by a holder who has properly made a demand for appraisal of such shares in accordance with

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Section 262 of the DGCL (any such shares being referred to as “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under Section 262 of the DGCL with respect to such shares) shall not be converted into or represent the right to receive Merger Consideration in accordance with Section 1.5. At the Effective Time, all Dissenting Shares shall no longer be outstanding and shall automatically be canceled and cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except for such rights as are granted by the DGCL to a holder of Dissenting Shares.

(b)          If any Dissenting Shares shall lose their status as such (through failure to perfect or otherwise), then, as of the later of the Effective Time or the date of loss of such status, such shares shall automatically be converted into and shall represent only the right to receive Merger Consideration in accordance with Section 1.5, without interest thereon, upon surrender of the Company Stock Certificate representing such shares.

(c)          The Company shall give Parent: (i) prompt written notice of (A) any demand for appraisal received by the Company prior to the Effective Time pursuant to the DGCL, (B) any withdrawal received by the Company of any such demand and (C) any other demand, notice or instrument received by the Company prior to the Effective Time pursuant to the DGCL; and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument. The Company shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand, notice or instrument unless Parent shall have given its prior written consent to such payment or settlement offer or unless otherwise required by an order, decree, ruling or injunction of a court of competent jurisdiction.

1.12       Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that the statements contained in this Article II are true and correct, except as expressly set forth herein or in the disclosure schedule delivered by the Company to Parent and Merger Sub on the Agreement Date (the “Disclosure Schedule”) and except as set forth in the Company SEC Documents filed on or prior to the Agreement Date (other than disclosure of “Risk Factors” and other forward-looking or predictive statements). The Disclosure Schedule shall be arranged in parts corresponding to the numbered and lettered sections and paragraphs contained in this Article II and the disclosure in any section or paragraph shall qualify (a) the corresponding section or paragraph in this Article II and (b) other sections and paragraphs in this Article II only to the extent that it is reasonably apparent that such disclosure qualifies, and constitutes an exception to, another representation and warranty contained in this Article II.

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2.1	Due Organization; Subsidiaries.

(a)          (i) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and (ii) each of the other Acquired Corporations, except for the Entities identified in Part 2.1(a) of the Disclosure Schedule, is a corporation, limited liability company or other legal Entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as applicable, except in the case of clause “(ii)” where the failure to be in good standing would not have a Company Material Adverse Effect. Each of the Acquired Corporations has all necessary corporate or similar power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own, lease and use its assets in the manner in which its assets are currently owned, leased and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(b)          Each of the Acquired Corporations is qualified to do business as a foreign corporation, limited liability company or other legal entity and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification, except where the failure to be so qualified would not have a Company Material Adverse Effect.

(c)          The Company has no Subsidiaries, except for the Entities identified in Part 2.1(c) of the Disclosure Schedule; and neither the Company nor any of the other Entities identified in Part 2.1(c) of the Disclosure Schedule owns any capital stock of, any equity or voting interest of any nature in, or any interest convertible into or exchangeable or exercisable for any equity or voting interest of, any other Entity, other than interests in the Entities identified in Part 2.1(c) of the Disclosure Schedule. Each of the Entities identified in Part 2.1(c) of the Disclosure Schedule is a wholly-owned direct or indirect subsidiary of the Company and, except as indicated in Part 2.1(c) of the Disclosure Schedule, no other Person holds any equity interest (contingent or otherwise) in such Entities. Part 2.1(c) of the Disclosure Schedule sets forth the jurisdiction of incorporation or organization of each such Entity. There is no Contract pursuant to which the Company is obligated to make or may become obligated to make any future investment in or capital contribution to any other Entity.

2.2          Certificate of Incorporation; Bylaws; Charters and Codes of Conduct. The Company has made available to Parent accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of each of the respective Acquired Corporations, including all amendments thereto. Each such certificate of incorporation, bylaws or similar organizational documents are in full force and effect, and no Acquired Corporation is in violation of any of the provisions of its certificate of incorporation, bylaws or similar organizational documents, except as would not have a Company Material Adverse Effect. The Company has made available to Parent accurate and complete copies of: (a) the charters of all committees of the board of directors of the Company (the “Company Board”); and (b) any code of conduct or similar policy adopted by any of the Acquired Corporations or by the board of directors, or any committee of the board of directors, of any of the Acquired Corporations, each as in effect on the Agreement Date.

2.3          Authority; Binding Nature of Agreement. The Company has all requisite corporate power and authority to enter into and to perform its obligations under this

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Agreement and, subject to receipt of the Required Stockholder Vote, to consummate the transactions contemplated hereby. The Company Board, acting upon the unanimous recommendation of the Special Committee, has duly and unanimously (with Jeffrey W. Ubben not participating) adopted resolutions by which the Company Board has: (a) determined in good faith, after consultation with its financial advisor, that the Merger and the other transactions contemplated by this Agreement constitute a “Superior Offer” (as defined in the Prior Merger Agreement) and that it is in the best interests of the Company and its stockholders to terminate the Prior Merger Agreement, (b) authorized and approved the termination of the Prior Merger Agreement and payment of the Company Termination Fee (as such term is defined in the Prior Merger Agreement), (c) determined that this Agreement and the Merger and the consummation of the transactions contemplated hereby are advisable and fair to and in the best interests of the Company and its stockholders; (d) authorized and approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby; and (e) recommended the adoption of this Agreement by the holders of Company Common Stock and directed that this Agreement be submitted for consideration by the Company’s stockholders at the Company Stockholders Meeting. This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.4	Capitalization, Etc.

(a)          The authorized capital stock of the Company consists of 150,000,000 shares of Company Common Stock, par value $0.01 per share, of which 46,989,720 shares were issued and outstanding as of April 16, 2007; and 5,000,000 shares of Preferred Stock, par value $0.01 per share, of which (1) 2,000,000 shares have been designated as Series X Junior Participating Preferred Stock and were reserved for issuance upon the exercise of rights granted under the Company Rights Agreement and (2) no shares have been issued or are outstanding. As of April 16, 2007: (i) no shares of Company Common Stock are held in the treasury of the Company; (ii) 6,708,885 shares of Company Common Stock are subject to issuance pursuant to stock options granted under the 1989 Plan and the 1999 Plan (stock options granted by the Company pursuant to the 1989 Plan, the 1999 Plan or otherwise are referred to collectively herein as “Company Options”); (iii) 1,001,496 shares of Company Common Stock are subject to issuance pursuant to the Company SARs granted under the 1999 Plan; (iv) 110,934 shares of Company Common Stock are subject to issuance pursuant to Company Stock Units held pursuant to the terms of the Deferred Compensation Plan; and (v) 1,221,972 shares of Company Common Stock are reserved for future issuance pursuant to the Company’s ESPP. Of the shares of Company Common Stock, stock options, and Company SARs outstanding, 4,090,174 are subject to vesting under the terms of the 1999 Plan and the Director Grant Plan. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. There are no shares of Company Common Stock held by any of the Company’s Subsidiaries. None of the outstanding shares of Company Common Stock are entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right or subject to any right of first refusal in favor of the Company and, other than the ValueAct Voting Agreement, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or

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granting any option or similar right with respect to), any shares of Company Common Stock. No Acquired Corporation is under any obligation or bound by any Contract pursuant to which it may become obligated to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock. The Company is not a party to any voting agreements with respect to any shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries other than the ValueAct Voting Agreement and, to the Knowledge of the Company, other than the Voting Agreements there are no irrevocable proxies and no voting agreements with respect to any shares of capital stock of, or voting interests in, the Company or any of its Subsidiaries. The “Separation Time” (as defined in the Company Rights Agreement) has not occurred.

(b)          Part 2.4(b) of the Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of April 16, 2007: (i) the name of the optionee; (ii) the number of shares of Company Common Stock subject to such Company Option; (iii) the exercise price of such Company Option; (iv) the date on which such Company Option was granted; (v) the extent to which such Company Option is vested and exercisable as of the Agreement Date; and (vi) the date on which such Company Option expires. The Company has made available to Parent accurate and complete copies of all stock option plans pursuant to which all currently outstanding Company Stock Awards were granted, and the forms of all stock option agreements evidencing such options.

(c)          Part 2.4(c) of the Disclosure Schedule sets forth the following information with respect to each Company SAR outstanding as of April 16, 2007: (i) the name of the holder of such Company SAR; (ii) the number of shares of Company Common Stock subject to such Company SAR; (iii) the exercise price of such Company SAR; (iv) the date on which such Company SAR was granted; (v) the extent to which such Company SAR is vested and exercisable as of the Agreement Date; and (vi) the date on which such Company SAR expires. The Company has made available to Parent accurate and complete copies of all plans pursuant to which all currently outstanding Company SARs were granted, and the forms of all agreements evidencing such Company SARs.

(d)          Part 2.4(d) of the Disclosure Schedule sets forth the following information with respect to each Company Stock Unit outstanding as of April 16, 2007: (i) the name of the beneficial holder of such Company Stock Unit; (ii) the number of shares of Company Common Stock subject to such Company Stock Unit; (iii) the extent to which such Company Stock Unit is vested as of the Agreement Date; and (iv) the date, if any, on which such Company Stock Unit expires.

(e)          Except as set forth in Sections 2.4(a), 2.4(b), 2.4(c) or 2.4(d) above, and except as set forth in Part 2.4(e) of the Disclosure Schedule and for rights under the ESPP to purchase shares of Company Common Stock, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of any of the Acquired Corporations; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any of the Acquired Corporations or otherwise has the right to vote on any matters on which the stockholders of any Acquired Corporation have the right to vote; (iii) rights agreement, stockholder rights plan (or similar plan commonly referred to

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as a “poison pill”) or Contract under which any of the Acquired Corporations are or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; (iv) stock appreciation rights, phantom stock awards or other similar rights that are linked to the value of the Company Common Stock or the value of the Company or any part thereof, or (v) to the Company’s Knowledge, condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of any of the Acquired Corporations from any Acquired Corporation (items “(i)” through “(v)” above, collectively, “Company Stock Rights”).

(f)           All outstanding shares of Company Common Stock, Company Options, Company SARs, Company Stock Units and other securities of the Company have been issued and granted in compliance with: (i) all applicable securities laws and other applicable Legal Requirements; and (ii) all requirements set forth in applicable Contracts.

(g)          All of the shares of capital stock of each of the Company’s Subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and are owned beneficially and of record by the Company or another wholly-owned Subsidiary of the Company, free and clear of any Encumbrances (except as set forth in Part 2.4(g) of the Disclosure Schedule), other than restrictions on transfer imposed by applicable securities laws.

2.5	SEC Filings; Financial Statements.

(a)          The Company has made available to Parent accurate and complete copies of all registration statements, proxy statements, and other statements, reports, schedules, forms and other documents filed or furnished by the Company with the SEC since January 1, 2005 (the “Company SEC Documents”). All statements, reports, schedules, forms and other documents required to have been filed or furnished by the Company with the SEC have been so filed or furnished on a timely basis. None of the Company’s Subsidiaries is required to file any documents with the SEC. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the Agreement Date, then on the date of such filing): (i) each of the Company SEC Documents (including all financial statements included therein, exhibits and schedules thereto and documents incorporated by reference therein) complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be), including the Sarbanes-Oxley Act, to the extent then in effect and applicable; and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The certifications and statements required by Rule 13a-14 of the Exchange Act, and Section 906 of the Sarbanes-Oxley Act relating to the Company SEC Documents required of the principal executive officer of the Company and principal financial officer of the Company are accurate and complete, and complied as to form and content with all applicable Legal Requirements as of the date of such filing (or, if amended or superseded by a filing prior to the Agreement Date, then on the date of such filing).

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(b)         The financial statements (including any related notes) contained in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q or Form 8-K of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that will not, individually or in the aggregate, be material in amount); and (iii) fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated subsidiaries for the periods covered thereby. For purposes of this Agreement, “Company Balance Sheet” means that consolidated balance sheet of the Company and its consolidated subsidiaries as of December 31, 2006 made available to Parent and the “Company Balance Sheet Date” means December 31, 2006.

(c)          The Company maintains disclosure controls and procedures that satisfy the requirements of Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that all material information concerning the Acquired Corporations is made known on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC.

(d)          The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(e)          The Company is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder applicable to it. To the Knowledge of the Company, there have been no material violations of provisions of the Company’s code of ethics. Neither the Company nor any of its Subsidiaries is a party to, or has a legally binding obligation to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC but excluding any leases, deferred purchase price or other Ordinary Course transaction)), where the purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or any of its Subsidiaries published financial statements or other Company SEC Documents.

(f)           Except for this Agreement and the Merger, or as contemplated hereby, there are no transactions, or series of related transactions, agreements, arrangements or

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understandings, nor are there any currently proposed transactions, or series of related transactions, between any Acquired Corporation, on the one hand, and the Company’s Affiliates (other than Subsidiaries of the Company), on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act as currently applicable to the Company.

2.6          Absence of Changes. Since the Company Balance Sheet Date, except as set forth in Part 2.6 of the Disclosure Schedule:

(a)          each of the Acquired Corporations has operated its respective business in the ordinary course and consistent with past practices;

(b)          there has not been any Company Material Adverse Effect, and no fact, event, circumstance or condition exists or has occurred that could reasonably be expected to have a Company Material Adverse Effect;

(c)          none of the Acquired Corporations has (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock or other securities, payable in cash, stock, property or otherwise, or set aside funds therefor, or (ii) reclassified, combined, split, subdivided, repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities;

(d)          none of the Acquired Corporations has sold, issued or granted, pledged, encumbered, transferred or authorized the issuance of, (i) any capital stock (except for Company Common Stock issued upon the valid exercise of outstanding Company Stock Awards or pursuant to the ESPP), (ii) any option, warrant or right to acquire any capital stock or any other security (except under any outstanding awards under the Award Plans on the Company Balance Sheet Date or pursuant to the ESPP), (iii) any instrument convertible into or exchangeable for any capital stock or other security (except for outstanding Company Stock Awards on the Company Balance Sheet Date), or (iv) any other ownership interest or “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units of the Company or any of its Subsidiaries (except under any outstanding awards under the Award Plans on the Company Balance Sheet Date or pursuant to the ESPP);

(e)          the Company has not amended or waived any of its material rights under, or permitted the acceleration of vesting under, any provision of (i) any of the Award Plans; (ii) any Company Stock Awards or any Contract evidencing or relating to any Company Stock Awards; (iii) any restricted stock purchase agreement; or (iv) any other Contract evidencing or relating to any equity award (whether payable in cash or stock);

(f)           there has been no amendment to the certificate of incorporation, bylaws or other charter or organizational documents of any of the Acquired Corporations, and none of the Acquired Corporations has effected or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(g)          none of the Acquired Corporations has formed any Subsidiary or acquired any equity interest or other interest in any other Entity in excess of $10 million, either

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individually or in the aggregate (including by merger, consolidation or acquisition of stock or assets or other business combination);

(h)          other than entering into and terminating the Prior Merger Agreement and except in the ordinary course of business consistent with past practices, none of the Acquired Corporations has amended or terminated, or knowingly waived any material right or remedy under, any Material Contract;

(i)           none of the Acquired Corporations has written off as uncollectible other than in the ordinary course of business consistent with past practice, or established any extraordinary reserve with respect to, any account receivable or other indebtedness;

(j)           except in the ordinary course of business consistent with past practices, none of the Acquired Corporations has made any pledge of any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance, except for Permitted Encumbrances;

(k)          none of the Acquired Corporations has: (i) lent money to any Person other than money advanced to its employees in the ordinary course of business consistent with past practice or to an Acquired Corporation; or (ii) except under the Company Senior Credit Facility, incurred, guaranteed or assumed any indebtedness for borrowed money (other than intercompany transactions between Acquired Corporations) or entered into any “keep well” or other arrangement to maintain the financial condition of any Person having the same economic effect;

(l)           none of the Acquired Corporations has changed any of its methods of accounting or accounting practices other than as required by the rules and regulations of the SEC or by GAAP;

(m)         except to the extent consistent with past practices, none of the Acquired Corporations has made any material Tax election;

(n)          none of the Acquired Corporations has commenced or settled any material Legal Proceeding which would reasonably be expected to expose any Acquired Corporation to any material liability;

(o)          other than entering into and terminating the Prior Merger Agreement, none of the Acquired Corporations has entered into any material transaction or taken any other material action, in each case, outside the ordinary course of business or inconsistent with past practices;

(p)          none of the Acquired Corporations has, except as required by applicable Legal Requirements: (i) except in the ordinary course of business consistent with past practices, adopted, established or entered into any Company Employee Plan or caused or permitted any Company Employee Plan to be amended in any material respect; (ii) adopted, established or entered into any collective bargaining agreement; or (iii) paid any bonus or made any profit-sharing or similar payment to, or materially increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its

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directors, officers or employees other than in the ordinary course of business consistent with past practices;

(q)          except in the ordinary course of business consistent with past practices or with the approval of the compensation committee of the Company Board, none of the Acquired Corporations has (i) granted to any current or former executive officer any increase in compensation, severance, termination, pay or fringe or other benefits, or (ii) entered into a new, or amended (including by accelerating rights or benefits under) any existing employment, consulting, indemnification, change of control, severance or termination agreement with any current or former executive officer (other than in connection with the hiring of new employees);

(r)           other than the payment of the Company Termination Fee (as defined in the Prior Merger Agreement) to CMC, none of the Acquired Corporations has made any capital expenditures in excess of $7.5 million in the aggregate over and above the budget for capital expenditures made available to Parent and Merger Sub prior to the date of this Agreement;

(s)          none of the Acquired Companies has entered into any contracts, agreements or arrangements that materially limit the ability of any Acquired Corporation to compete in the Company’s currently contemplated lines of business with any Person in any geographic area for any period of time; and

(t)           none of the Acquired Corporations has agreed or committed to take any of the actions referred to in clauses “(c)” through “(s)” above.

2.7          Title to Assets. The Acquired Corporations own, and have good and valid title to, all assets purported to be owned by them, including all assets reflected on the Company Balance Sheet (except for inventory sold or otherwise disposed of in the ordinary course of business consistent with past practices since the Company Balance Sheet Date). All of said assets are owned by the Acquired Corporations free and clear of any Encumbrances, except for (i) Permitted Encumbrances, and (ii) liens of immaterial amount or significance. The Acquired Corporations are the lessees of, and hold valid leasehold interests in, all assets purported to have been leased by them, including all assets reflected as leased on the Company Balance Sheet.

2.8          Receivables. All existing material accounts receivable of the Acquired Corporations: (i) represent valid obligations of customers of the Acquired Corporations arising from bona fide transactions entered into in the ordinary course of business consistent with past practices; and (ii) are current and, to the Company’s Knowledge, will be collected in full when due, without any counterclaim or set off (net of allowances for doubtful accounts taken in the ordinary course of the Acquired Corporations’ businesses consistent with past practices (taken as a whole)).

2.9          Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and except as set forth in Part 2.9 of the Disclosure Schedule,

(a)          the Acquired Corporations own all right, title, and interest in, or have the right to use, pursuant to a license or otherwise, in each case, free and clear of all Encumbrances

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except Permitted Encumbrances, all Intellectual Property (the “Company Intellectual Property”) required to operate their respective businesses as presently conducted;

(b)          Part 2.9(b) of the Disclosure Schedule lists all registrations and applications for registration or issuance of Company Intellectual Property owned or purported to be owned by the Acquired Corporations and included in the Company Intellectual Property, and all such registrations and applications are subsisting in good standing, unexpired, and are not the subject of any opposition, cancellation, re-examination or other invalidation proceeding;

(c)          the Acquired Corporations have filed or caused to be filed all affidavits, renewals, statements of use, maintenance filings and declarations, and paid or caused to be paid all fees and charges necessary to maintain in good standing the items of Intellectual Property disclosed at Part 2.9(b) of the Disclosure Schedule;

(d)          as of the date hereof, the Acquired Corporations have not received any written notice of any claims or threatened Legal Proceedings alleging that the conduct of the businesses of the Acquired Corporations infringe, misappropriate or otherwise violate the Intellectual Property of any other Person, including without limitation cease and desist letters or offers of license, except for any of the foregoing that have since been resolved;

(e)          to the Company’s Knowledge, no third party has interfered with, infringed upon, misappropriated, or otherwise violated any Company Intellectual Property;

(f)           there are no Legal Proceedings pending or, to the Company’s Knowledge, threatened in writing, challenging the ownership, enforceability, validity or use of any Company Intellectual Property owned by the Acquired Corporations;

(g)          the Acquired Corporations take and have taken commercially reasonable actions to maintain and preserve their material Company Intellectual Property; and

(h)          the information technology systems used in the businesses of the Acquired Corporations, including by way of example and not limitation, the transaction processing, point of sale and other enterprise software, hardware and telecommunications systems owned, licensed leased, operated on behalf of, or otherwise held for use in the business of the Acquired Corporations, perform reliably and are adequate to meet the needs of the businesses of the Acquired Corporations as currently conducted.

2.10	Contracts.

(a)          For purposes of this Agreement, each of the following shall be deemed to constitute a “Material Contract” (whether written or oral):

(i)           any Company Contract that is required by the rules and regulations of the SEC to be filed as an exhibit to the Company SEC Documents;

(ii)          any Company Contract: (A) relating to the employment of any employee or retention of any consultant or independent contractor that requires payments of base salary or amounts in excess of $300,000 on an annual basis to any Person; (B) the terms of which

17

obligate or may in the future obligate any of the Acquired Corporations to make any severance, termination or similar payment to any current employee relating to a period of 12 months or more following termination of employment or resulting solely from the consummation of the transactions contemplated by this Agreement; or (C) pursuant to which any of the Acquired Corporations is obligated to make any bonus payment (other than payments constituting sales commissions or sales-related bonuses) in excess of $150,000 to any current or former employee or director;

(iii)         any Company Contract relating to the acquisition, transfer, development or sharing of any material Intellectual Property (except for any Company Contract pursuant to which (A) any material Intellectual Property is licensed to the Acquired Corporations under any third party software license generally available to the public, or (B) any material Intellectual Property is licensed by any of the Acquired Corporations to any Person on a non-exclusive basis);

(iv)         any Company Contract which provides for indemnification of any officer, director or employee;

(v)          any Company Contract which is reasonably likely to involve aggregate annual payments by any Acquired Corporation of more than $10,000,000 or annual revenue of more than $10,000,000;

(vi)         any Company Contract that materially limits the ability of any Acquired Corporation to compete in any currently contemplated line of business with any Person in any geographic area for any period of time; and

(vii)       any joint venture Contracts, partnership arrangements or other agreements outside the ordinary course of business involving a sharing of profits, losses, costs or liabilities of any Person by any Acquired Corporation;

(viii)      any Company Contract entered into by any Acquired Corporation and any other Person providing for the acquisition by any Acquired Corporation (including by merger, consolidation, acquisition of stock or assets or any other business combination) of any corporation, partnership, other business organization or division or unit thereof or any material amount of assets of such other Person in an amount in excess of $3,000,000, in the aggregate.

(b)          Except as would not reasonably be expected to cause a Company Material Adverse Effect, each Material Contract is valid and in full force and effect, and is enforceable by one or more Acquired Corporations and to the Knowledge of the Company, each other party thereto, in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(c)          To the Company’s Knowledge and except as would not reasonably be expected to cause a Company Material Adverse Effect, (i) none of the Acquired Corporations has violated or breached, or committed any default under, any Material Contract, and (ii) no other Person has violated or breached, or committed any default under, any Material Contract.

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(d)         To the Company’s Knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) would reasonably be expected to: (i) result in a violation or breach of any provision of any Material Contract; (ii) give any Person the right to declare a default or exercise any remedy under any Material Contract; (iii) give any Person the right to receive or require a rebate, chargeback, penalty or change in delivery schedule under any Material Contract; (iv) give any Person the right to accelerate the maturity or performance of any Material Contract; or (v) give any Person the right to cancel, terminate or modify any Material Contract; in each case of clauses “(i)” through “(v)” above, except as would not reasonably be expected to have a Company Material Adverse Effect.

(e)          Part 2.10(e) of the Disclosure Schedule lists all Material Contracts as of the Agreement Date. The Company has made available to Parent true and correct copies of each Material Contract (including all amendments thereto and modifications and waivers thereunder).

2.11       Liabilities. Except as would not reasonably be expected to have a Company Material Adverse Effect, none of the Acquired Corporations has any accrued, contingent or other liabilities or obligations of any nature, either matured or unmatured, except for: (a) liabilities identified as such in the “liabilities” column of the Company Balance Sheet; (b) normal and recurring liabilities that have been incurred by the Acquired Corporations since the Company Balance Sheet Date in the ordinary course of business and consistent with past practices; (c) liabilities for performance of obligations under Company Contracts; (d) liabilities and obligations under this Agreement; and (e) the payment of the Company Termination Fee (as defined in the Prior Merger Agreement).

2.12       Compliance with Legal Requirements. Each of the Acquired Corporations is, and at all times since April 1, 2005, has been, in compliance in all material respects with all applicable Legal Requirements, except for any noncompliance which would not reasonably be expected to have a Company Material Adverse Effect. Since April 1, 2005, none of the Acquired Corporations has received any written notice or other communication from any Governmental Body regarding any actual or possible violation of, or failure to comply with, any Legal Requirement, except for violations or failures to comply which would not reasonably be expected to have a Company Material Adverse Effect.

2.13       Governmental Authorizations. The Acquired Corporations hold all Governmental Authorizations necessary to enable the Acquired Corporations to conduct their respective businesses in the manner in which such businesses are currently being conducted, except where the failure to have such authorization would not reasonably be expected to have a Company Material Adverse Effect. All such Governmental Authorizations are valid and in full force and effect, and no suspension of any Governmental Authorization is pending, or to the Knowledge of the Company, threatened. Each Acquired Corporation is, and at all times since April 1, 2005 has been, in compliance in all material respects with the terms and requirements of such Governmental Authorizations. Since April 1, 2005, none of the Acquired Corporations has received any notice or other communication from any Governmental Body regarding: (a) any actual or possible violation of or failure to comply with any term or requirement of any Governmental Authorization; or (b) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization, except in the case of clause “a” and “b” for any violation, failure to comply, revocation, withdrawal, suspension,

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cancellation, termination or modification which would not reasonably be expected to have a Company Material Adverse Effect.

2.14       Tax Matters. In each case, except as set forth in Part 2.14 of the Disclosure Schedule:

(a)          All Tax Returns required to be filed by or with respect to each Acquired Corporation have been properly prepared and timely filed, and all such Tax Returns (including information provided therewith or with respect thereto) are true, correct and complete, except for Tax Returns as to which the failure to so file or be true and complete has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b)          Each Acquired Corporation has fully and timely paid all Taxes (whether or not shown to be due on the Tax Returns referred to in Section 2.14(a)), except for Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP and for Taxes as to which the failure to pay has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Without taking into account any transaction contemplated by this Agreement and based on activities to date, adequate reserves in accordance with GAAP have been established by each Acquired Corporation for all material Taxes not yet due and payable in respect of taxable periods ending on the date hereof.

(c)          All amounts of Tax required to be withheld by each Acquired Corporation has been or will be timely withheld and paid over to the appropriate Tax authority, except for Taxes as to which the failure to withhold has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(d)          No material deficiency for any amount of Tax has been asserted or assessed by any Taxing Authority in writing against any Acquired Corporation (or, to the knowledge of the Company, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or been withdrawn or which are being contested in good faith and are Taxes for which such Acquired Corporation has set aside adequate reserves in accordance with GAAP. No audit or other proceeding by any Taxing Authority is pending or threatened in writing with respect to a material amount of Taxes due from or with respect to any Acquired Corporation. No claim has been made in writing by a Taxing Authority in a jurisdiction in which the Company or any Subsidiary of the Company does not file Tax Returns that the Company or any Subsidiary or Company is or may be subject to taxation in that jurisdiction. None of the Acquired Companies has waived the statute of limitations with respect to any material amount of Taxes or agreed to an extension of time with respect to any material amount of Tax assessment or deficiency.

(e)          There are no Tax indemnification, allocation or sharing agreements (or similar agreements) under which any Acquired Corporation could be liable for the Tax liability of an entity that is not an Acquired Corporation.

(f)           There are no material Liens with respect to Taxes upon any of the assets or properties of any Acquired Corporation, other than with respect to Taxes not yet due and payable.

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(g)         Except as disclosed in its Tax Returns, each Acquired Corporation has not received approval to make or agreed to a change in any accounting method or has any written application pending with any Taxing authority requesting permission for any such change. There are no requests for rulings or determinations in respect of any Taxes or Tax Returns pending between the Company or any Subsidiary of the Company and any Taxing Authority.

(h)          Each Acquired Corporation is not party to or bound by any active closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) or offer in compromise with any Taxing authority.

(i)           Each Acquired Corporation has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.

(j)           Each Acquired Corporation has not entered into a “listed transaction” that has given rise to a disclosure obligation under Section 6011 of the Code and the Treasury Regulations promulgated thereunder and that has not been disclosed in the relevant Tax Return of such Acquired Corporation.

(k)          None of the Acquired Corporations (i) has been a member of an affiliated group of corporations filing a consolidated federal income tax return (other than the group the common parent of which is the Company) or has any liability for Taxes of any Person (other than an Acquired Corporation) pursuant to Treasury Regulations Section 1.1502-6 or similar provision of state local or foreign law).

(l)           The Company has made available to Parent true and correct copies of all federal income Tax Returns filed by the Acquired Corporations for each of the fiscal years ended March 31, 2006, 2005 and 2004.

2.15	Employee and Labor Matters; Benefit Plans.

(a)          Part 2.15(a) of the Disclosure Schedule lists all material employee pension benefit plans (as defined in Section 3(2) of ERISA), all employee welfare benefit plans (as defined in Section 3(1) of ERISA), and all other material bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance, “voluntary employee benefit association” (“VEBA”) within the meaning of Section 501(c)(9) of the Code, and other similar benefit plans, programs, Contracts, arrangements or policies (including a specific identification of those which contain change of control provisions or pending change of control provisions), and any employment, executive compensation, or severance agreements (including a specific identification of those which contain change of control provisions or pending change of control provisions), written or otherwise, as amended, modified or supplemented, for the benefit of, or relating to, any foreign or domestic former or current employee, officer, director, independent contractor or consultant (or any of their beneficiaries) of any Acquired Corporation or any other Entity (whether or not incorporated) which is a member of a controlled group which includes any of the Acquired Corporations or which is under common control with any of the Acquired Corporations within the meaning of Sections 414(b), (c), (m) or (o) of the Code or Section 4001(a) (14) or (b) of ERISA (each an “ERISA Affiliate”), as well as each plan with

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respect to which any of the Acquired Corporations could incur material liability (collectively, the “Company Employee Plans”). The Company has made available to Parent copies of (i) each such written Company Employee Plan, including (without limitation) all material amendments thereto and all related trust agreements, administrative service agreements, group annuity contracts, group insurance contracts, and policies pertaining to liability insurance covering the fiduciaries for each Company Employee Plan, summary plan descriptions, summaries of material modifications, registration statements (including all attachments), prospectuses and communications distributed to plan participants, (ii) with respect to any such Company Employee Plan and related trust which is intended to qualify under Sections 401(a) and 501(a) of the Code, respectively, the most recent favorable determination or opinion letter from the IRS as to its qualified status under the Code; (iii) the three most recent annual reports on Form 5500 series, with accompanying schedules and attachments, filed with respect to each Company Employee Plan required to make such a filing, (iv) the latest reports which have been filed with the U.S. Department of Labor with respect to each Company Employee Plan required to make such filing, (v) financial and other information regarding current and projected liabilities with respect to each Company Employee Plan for which the filings described in (ii), (iii) or (iv) above are not required under ERISA, (vi) all correspondence between the Internal Revenue Service and/or the Department of Labor and the Company and/or any of the other Acquired Corporations.

(b)          (i) Other than as set forth in Part 2.15(b) of the Disclosure Schedule, (A) No Company Employee Plan is now or at any time has been subject to Part 3, Subtitle B of Title I of ERISA or Title IV of ERISA, and (B) none of the Company Employee Plans promises or provides retiree medical, death, disability or other retiree welfare benefits to any Person (other than continuation coverage to the extent required by law, whether pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 or otherwise); (ii) to the Company’s Knowledge, no party in interest or disqualified person (as defined in Section 3(14) of ERISA and Section 4975 of the Code) has engaged in a transaction with respect to any Company Employee Plan which could subject any of the Acquired Corporations, directly or indirectly, to a material tax, penalty or other material liability for prohibited transactions under ERISA or Section 4975 of the Code; (iii) to the Company’s Knowledge, no fiduciary of any Company Employee Plan has breached any of the responsibilities or obligations imposed upon fiduciaries under Title I of ERISA; (iv) all Company Employee Plans have been established and maintained substantially in accordance with their terms (except that in any case in which any Company Employee Plan is currently required to comply with a provision of ERISA or of the Code, but is not yet required to be amended to reflect such provision, it has been maintained, operated and administered in accordance with such provision) and have been operated in compliance in all material respects with all applicable Legal Requirements, and may by their terms be amended and/or terminated at any time without the consent of any other Person subject to applicable Legal Requirements and the terms of each Company Employee Plan; (v) each of the Acquired Corporations has performed all material obligations required to be performed by them under, and are not in any material respect in default under or in violation of, any Company Employee Plan, and none of the Acquired Corporations has any Knowledge of any default or violation by any other Person with respect to, any of the Company Employee Plans; (vi) each Company Employee Plan which is intended to be qualified under Section 401(a) of the Code is the subject of a favorable determination letter from the Internal Revenue Service as to such plan’s qualified status under Section 401(a) of the Code (or comparable letter, such as an opinion or notification letter as to

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the form of plan or prototype plan adopted by one or more Acquired Corporations upon which such Acquired Corporation is permitted to rely), and nothing has occurred since the issuance of such letter which may reasonably be expected to impair such favorable determination or otherwise impair or result in the revocation of the qualified status of such plan; provided that the Company shall not be responsible for any such occurrences resulting from actions taken by third party service providers to any such plan, unless such actions were taken with the Company’s Knowledge, (vii) the Acquired Corporations and each ERISA Affiliate are in compliance in all material respects with the provisions of ERISA and the Code applicable to the Company Employee Plans; (viii) all contributions to, and payments from, the Company Employee Plans which have been required to be made in accordance with the Company Employee Plans have been timely made (including without limitation any insurance premiums due under an insurance policy related to a Company Employee Plan); and (ix) except those to be made from a trust qualified under Section 401(a) of the Code, for any period ending before the Company Balance Sheet Date that were not yet required to be made are properly accrued and reflected on the Company Balance Sheet.

(c)          Except as set forth in Part 2.15(c) of the Disclosure Schedule or would not reasonably be expected to cause a Company Material Adverse Effect:

(i)           None of the Acquired Corporations currently maintains an employee stock ownership plan (within the meaning of Section 4975(e)(7) of the Code) or any other Company Employee Plan that invests in Company capital stock;

(ii)          Since the Company Balance Sheet Date, none of the Acquired Corporations has agreed to any increase in benefits under any Company Employee Plan (or the creation of new benefits) or change in employee coverage which would materially increase the expense of maintaining any Company Employee Plan;

(iii)        The consummation of the transactions contemplated by this Agreement will not result in an increase in the amount of compensation or benefits or accelerate the vesting or timing of payment of any benefits or compensation payable in respect of any employee, except as contemplated by Article I;

(iv)         No Person will be entitled to any severance benefits under the terms of any Company Employee Plan solely as a result of the consummation of the transactions contemplated by this Agreement;

(v)          The Acquired Corporations and each ERISA Affiliate have complied in all material respects with (A) the notice and continuation coverage requirements of Section 4980B of the Code and the regulations thereunder with respect to each Company Employee Plan that is a group health plan within the meaning of Section 5000(b)(1) of the Code, and (B)with the applicable provisions of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) and the regulations issued thereunder;

(vi)         There are no pending audits or investigations by any governmental agency involving any Company Employee Plan, no termination proceedings involving any Company Employee Plan, and no threatened or pending claims (except for individual claims for

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benefits payable in the normal operation of the Company Employee Plans), suits or proceedings involving any Company Employee Plan or asserting any rights or claims to benefits under any Company Employee Plan, nor, to the best of the Company’s Knowledge are there any facts which could reasonably give rise to any material liability in the event of any such audit, investigation, claim, suit or proceeding; and

(vii)       To the extent that any Company Employee Plan constitutes a “non-qualified deferred compensation plan” within the meaning of Section 409A of the Code, such Company Employee Plan has been operated in good faith compliance with Section 409A of the Code.

(viii)      No payment which is or may be made by, from or with respect to any Company Employee Plan, to any employee, former employee, director or agent of an Acquired Corporation or any ERISA Affiliate, either alone or in conjunction with any other payment, event or occurrence, (A) will or could properly be characterized as an “excess parachute payment” under Section 280G of the Code (or any corresponding provision of state, local or foreign Tax law) and (B) will not be fully deductible as a result of Code 162(m) (or any corresponding provision of state, local or foreign Tax law); and

(ix)         The only Company Stock Units or other phantom equity awarded by the Company is awarded pursuant to the Deferred Compensation Plan.

(d)          Each Company Employee Plan covering non-U.S. employees (a “Company International Plan”) is separately listed on Part 2.15(d) of the Disclosure Schedule, and has been maintained in material compliance with its terms and with the requirements prescribed by any and all applicable Legal Requirements (including any special provisions relating to registered or qualified plans where such Company International Plan was intended to so qualify). Except as may be set forth in Part 2.15(d)(i) of the Disclosure Schedule or which would not reasonably be expected to cause a Company Material Adverse Effect, (i) all contributions to, and payments from, the Company International Plans (other than payments to be made from a trust, insurance contract or other funding medium) which may have been required to be made in accordance with the terms of any such plan, and, when applicable, the law of the jurisdiction in which such plan is maintained, have been timely made, (ii) all such contributions to the Company International Plans, and all payments under the Company International Plans, for any period ending before the date hereof that are not yet required to be made are properly accrued and reflected on the financial statements of the Company, (iii) all material reports, returns, approvals and similar documents with respect to any Company International Plan required to be filed with any government agency or distributed to any Company International Plan participant have been duly and timely filed or distributed, and (iv) there are no pending investigations by any governmental agency involving the Company International Plans, no claims pending or threatened in writing (except for claims for benefits payable in the normal operation of the Company International Plans), suits or proceedings against any Company International Plan or asserting any rights or claims to benefits under any Company International Plan which could give rise to any liability, in each case of which the Company has been notified.

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(e)         Except as set forth in the Company SEC Documents or would not reasonably be expected to cause a Company Material Adverse Effect: (i) there are no controversies pending or, to the Knowledge of the Company, threatened, between any of the Acquired Corporations and any of their respective employees; (ii) except for agreements identified in Part 2.15(e) of the Disclosure Schedule, there are no collective bargaining agreements applicable to the Acquired Corporations; (iii) except for employee representative bodies or works councils identified in Part 2.15(e) of the Disclosure Schedule, there are no employee representative bodies or works councils; (iv) none of the Acquired Corporations is in breach of any material collective bargaining agreement or other labor union contract applicable to Persons employed by any of the Acquired Corporations, nor does the Company know of any activities or proceedings of any labor union to organize any significant number of such employees; (v) none of the Acquired Corporations is in breach of any material collective bargaining agreement or other labor union contract, nor has any Knowledge of any activities or proceedings of any labor unions to organize employees, or of any strikes, slowdowns, work stoppages, lockouts, or threats thereof, by or with respect to any employees (foreign or domestic) of any of the Acquired Corporations; (vi) none of the Acquired Corporations is engaged in any unfair labor practice and there is no unfair labor practice complaint pending or, to the Knowledge of the Acquired Corporations, threatened against any of them before the National Labor Relations Board; and (vii) each of the Acquired Corporations has materially complied with all Legal Requirements applicable to employees, including but not limited to those relating to employment discrimination, disability rights or benefits, equal opportunity, plant closure and other employee protections such as those provided under the Federal Worker Adjustment Retraining and Notification (“WARN”) Act, affirmative action, workers’ compensation, employee benefits, severance payments, labor relations, employee leave issues, wage and hour standards, occupational safety and health requirements and unemployment insurance and related matters, immigration, and the classification of employees and independent contractors.

(f)           Neither the consideration nor implementation of the transactions contemplated under this Agreement will increase (i) the obligation of any Acquired Corporation to make contributions or any other payments to fund benefits accrued under the Company Employee Plans, or (ii) the benefits accrued or payable with respect to any participant under the Company Employee Plans. Each of the Company Employee Plans may be amended or terminated at any time by action of the plan sponsor’s board of directors, or a committee of such board of directors or duly authorized officer, in each case subject to the terms of the Company Employee Plan and compliance with applicable Legal Requirements.

2.16       Real Property; Leasehold. None of the Acquired Corporations own any real property or any interest in any real property, except for the ownership and leasehold interests identified in Part 2.16 of the Disclosure Schedule. One of the Acquired Corporations has a good and valid leasehold interest in each parcel of real property leased by the Acquired Corporations necessary for the conduct of the business of the Company (the “Company Leased Real Property”), which leasehold interest is free and clear of all Encumbrances (other than Permitted Encumbrances) and except for any failures which would not reasonably be expected to have a Company Material Adverse Effect. Except as does not have and would not reasonably be expected to have a Company Material Adverse Effect, (a) an Acquired Corporation has the right to use and occupancy of the Company Leased Real Property for the full term of the lease or sublease relating thereto, (b) all leases for the Company Leased Real Property are in good

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standing, legal, binding, valid and effective and enforceable agreements of an Acquired Corporation and of the other parties thereto in accordance with their respective terms, and no Acquired Corporation has received written notice of any default (or any condition or event, which, after notice or a lapse of time or both, would constitute a default thereunder) and (c) no Acquired Corporation has assigned its interest under any such lease or sublease or sublet any part of the premises covered thereby. Each Company Leased Real Property has received all Governmental Authorization (including licenses and permits) required in connection with the ownership and operation thereof and has been operated and maintained in accordance with legal requirements, except where failure to receive such Governmental Authorization and where noncompliance with such legal requirements has not had and would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, there are no pending or threatened condemnation proceedings with respect to the Company Leased Real Property that would materially and adversely affect the use, occupancy or value thereof.

2.17       Insurance. The Company has made available to Parent accurate and complete copies of all current material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities, operations, employees, officers and directors of the Acquired Corporations. To the Company’s Knowledge, each of such insurance policies is valid and in full force and effect. Since April 1, 2006, none of the Acquired Corporations has received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any such insurance policy; (b) refusal or denial of any material coverage, reservation of rights or rejection of any material claim under any such insurance policy; or (c) material adjustment in the amount of the premiums payable with respect to any such insurance policy. All information provided to insurance carriers (in applications and otherwise) on behalf of each of the Acquired Corporations is accurate and complete to the extent that the failure of such information to be accurate and complete would entitle the applicable insurance carrier to cancel such insurance policy procured on the basis of or in reliance on such information, reduce the scope of coverage under such policy, increase the premiums payable by the Acquired Corporations or otherwise take any action adverse to any of the Acquired Corporations in any material respect. Part 2.17 of the Disclosure Schedule includes a list of material pending or threatened claims which have been tendered to the insurance carriers for the Acquired Corporations and indicates which of such claims have been denied by such insurance carriers or subjected to a reservation of rights in writing by such carrier, except to the extent such claim, denial or reservation has been resolved.

2.18	Legal Proceedings; Orders.

(a)          Except as would not reasonably be expected to cause a Company Material Adverse Effect or which is listed on Part 2.18(a) of the Disclosure Schedule, there is no pending Legal Proceeding and, to the Company’s Knowledge, no Person has threatened to commence any Legal Proceeding against the Acquired Corporations or any of their officers or directors. Except which may be described in Part 2.18(a) of the Disclosure Schedule, there is no pending Legal Proceeding that challenges, or that, if decided adversely to any Acquired Corporation, would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger.

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(b)         There is no order, writ, injunction, judgment or decree to which any of the Acquired Corporations, or any of the assets owned or used by any of the Acquired Corporations, is subject that would reasonably be expected to have a Company Material Adverse Effect. To the Company’s Knowledge, no officer or other key employee of any of the Acquired Corporations is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of any of the Acquired Corporations.

2.19       Vote Required. The affirmative vote of a majority of the shares of Company Common Stock outstanding on the record date for the Company Stockholders Meeting and entitled to vote (the “Required Stockholder Vote”) is the only vote of the holders of any class or series of the Company’s capital stock necessary to adopt this Agreement and approve the transactions contemplated hereby (assuming, for these purposes, the accuracy of the representations and warranties of Parent and Merger Sub in Section 3.9).

2.20	Environmental Laws.

(a)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) to the Company’s Knowledge, since April 1, 2005, the Acquired Corporations have been and are in material compliance with all applicable Environmental Laws, and possess and are in material compliance, with all applicable Environmental Permits required under such laws to operate as they currently operate; (ii) to the Company’s Knowledge, no Acquired Corporation has generated, stored, used, emitted, discharged or disposed of any Materials of Environmental Concern except in material compliance with applicable Environmental Laws; (iii) since April 1, 2005, no Acquired Corporation has received any written notification alleging that it is liable for, or request for information pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar foreign, state or local law, concerning any release or threatened release of Materials of Environmental Concern at any location except, with respect to any such notification or request for information concerning any such release or threatened release, to the extent such matter has been fully resolved with the appropriate foreign, federal, state or local regulatory authority or otherwise; (iv) there is no pending or, to the Knowledge of the Company, threatened Legal Proceeding with respect to Environmental Laws, Environmental Permits or Materials of Environmental Concern; and (v) any reports of environmental assessments, audits and similar investigations previously made available to Parent are all such reports in the possession of the Company or, to the Company’s Knowledge, otherwise in existence and reasonably within the control of the Company, conducted since April 1, 2003 on any property currently or formerly owned or operated by any Acquired Corporation.

(b)          Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 2.20 are the only representations and warranties in this Agreement with respect to Environmental Laws, Environmental Permits or Materials of Environmental Concern.

2.21       Non-Contravention; Consents. Except as set forth in Part 2.21 of the Disclosure Schedule, neither the termination of the Prior Merger Agreement, the execution, delivery or performance of this Agreement nor the consummation of the Merger or any of the

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other transactions contemplated by this Agreement, will directly or indirectly (with or without notice or lapse of time):

(a)          contravene, conflict with or result in a violation of any of the provisions of: (i) the certificate of incorporation, bylaws, or other charter or organizational documents of any Acquired Corporation; or (ii) any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of any of the Acquired Corporations;

(b)          contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Merger or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which any of the Acquired Corporations, or any material portion of the assets owned or used by any of the Acquired Corporations, is subject (except in each case pursuant to (i) the HSR Act or any applicable foreign Legal Requirement relating to antitrust or competition matters, or (ii) dissenter’s rights of stockholders under the DGCL);

(c)          contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any material Governmental Authorization that is held by any of the Acquired Corporations or that otherwise relates to the business of any of the Acquired Corporations or to any of the assets owned or used by any of the Acquired Corporations;

(d)          contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Material Contract; (ii) a rebate, chargeback, penalty or change in delivery schedule under any Material Contract; (iii) accelerate the maturity or performance of any Material Contract; or (iv) cancel, terminate or modify any term of any Material Contract, except in each case where the contravention of, conflict with, or violation or breach of any such provision, or the giving to any Person such rights, would not, individually or in the aggregate, have a Company Material Adverse Effect; or

(e)          result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by any of the Acquired Corporations (except for Permitted Encumbrances).

Except as may be required by the Exchange Act, the DGCL and the HSR Act, none of the Acquired Corporations was, is or will be required to make any filing with or give any notice to, or obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Merger or any of the other transactions contemplated by this Agreement, except in each case, where the failure to make any filing, give any notice or obtain any Consent would not, individually or in the aggregate, have a Company Material Adverse Effect.

2.22       Fairness Opinion. The Company Board has received the opinion of each of Goldman, Sachs & Co. and Lazard Frères & Co. LLC, financial advisors to the Company, in each case dated as of the Agreement Date and addressed to the Company Board, to the effect that subject to the assumptions, qualifications and limitations set forth therein, the Per Share Merger

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Price is fair, from a financial point of view, to the stockholders of the Company, which opinions have not been modified or withdrawn as of the Agreement Date, and true and correct copies of such opinions will be delivered to Parent.

2.23       Financial Advisor. Except for Goldman, Sachs & Co. and Lazard Frères & Co. LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s, opinion, success, transaction fee or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Acquired Corporations.

2.24       Inapplicability of Anti-takeover Statutes, Company Rights Agreement and Article Twelfth of Restated Certificate of Incorporation.

(a)          The restrictions applicable to business combinations contained in Section 203 of the DGCL are not, and will not be, applicable to the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the execution of the Antaeus Voting Agreement by the parties thereto, and to the consummation of the Merger. No other state takeover statute or similar Legal Requirement applies to the Merger or this Agreement or the transactions contemplated hereby.

(b)          The Company has taken all actions necessary to render the Stockholders Protection Agreement, dated as of May 8, 1997, between the Company and Chasemellon Shareholder Services, LLC, as amended by that certain amendment, dated as of the date hereof (collectively, the “Company Rights Agreement”) inapplicable solely to this Agreement, the Merger or compliance with the terms of this Agreement and to satisfy the requirements of Article Twelfth of the Company’s Restated Certificate of Incorporation, the Voting Agreements or the other transactions contemplated hereby, and no rights under the Company Rights Agreement will be exercise, distributed or triggered as a result thereof.

2.25       Proxy Statement. None of the information contained in the Proxy Statement or any other soliciting materials of the Company to be sent to the stockholders of the Company in connection with the Company Stockholders Meeting (other than information relating to Parent included in the Proxy Statement that was provided by Parent) will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholder Meeting or at the time of any amendment or supplement thereof contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

2.26       Prior Merger Agreement. Immediately prior to the execution of this Agreement, the Prior Merger Agreement was terminated pursuant to its terms and an $8,440,000 Company Termination Fee (as defined in the Prior Merger Agreement) was paid to CMC in accordance with the terms of the Prior Merger Agreement.

2.27       ValueAct Voting Agreement. As of the date hereof and to the Company’s Knowledge, (a) the ValueAct Voting Agreement is in full force and effect and (b) ValueAct has complied in all material respects with the ValueAct Voting Agreement. The

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Company has made available to Parent a correct and complete copy of the ValueAct Voting Agreement and the Company has complied in all material respects with the terms and conditions of such agreement.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows:

3.1          Valid Existence. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

3.2          Authority; Binding Nature of Agreement. Parent has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the transactions contemplated hereby, and the execution, delivery and performance by Parent of this Agreement has been duly authorized by any necessary action on the part of Parent and the board of directors of Parent. This Agreement constitutes the legal, valid and binding obligations of Parent, enforceable against it in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief, and other equitable remedies. Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the transactions contemplated hereby, and the execution, delivery and performance by Merger Sub of this Agreement has been duly authorized by any necessary action on the part of Merger Sub and its board of directors (subject to the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, which adoption shall occur immediately after the execution and delivery of this Agreement by the parties hereto). This Agreement constitutes the legal, valid and binding obligation of Merger Sub, enforceable against it in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.3          Non-Contravention. Neither the execution, delivery and performance of this Agreement by each of Parent and Merger Sub nor the consummation by each of Parent and Merger Sub of the Merger will (a) result in a violation of any provision of the certificate of incorporation or bylaws of Parent or Merger Sub, (b) conflict with or violate any Legal Requirement applicable to Parent or Merger Sub or by which either of them or any of their properties are bound or (c) result in any breach or violation by Parent or Merger Sub of any order, writ, injunction, judgment, decree, Contract or agreement to which Parent or Merger Sub is subject, except in each case for any violation or breach that will not have a material adverse effect on the ability of Parent or Merger Sub to consummate the Merger and otherwise carry out the terms hereof.

3.4          Governmental Consents. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby do not and will not require any consent,

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approval, authorization or permit of, action by, filing with or notification to, any Governmental Body, except as required under or pursuant to (a)  the HSR Act, (b) the Exchange Act, (c) state securities, takeover and “blue sky” laws, (d) the rules and regulations of the NYSE, (e) the DGCL, (f) the applicable requirements of antitrust or other competition laws of other jurisdictions or investment laws relating to foreign ownership and (g) any other consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not prevent or delay the consummation of the transactions contemplated hereby.

3.5          Legal Proceedings. As of the date of this Agreement, there is no Legal Proceeding pending or, to the Knowledge of Parent or Merger Sub, threatened against Parent or Merger Sub, and neither Parent nor Merger Sub nor any property or asset of Parent or Merger Sub is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of Parent and Merger Sub, continuing investigation by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Body, which, in any case would (i) prevent or delay the consummation of the Merger or (ii) otherwise prevent or delay the performance by Parent or Merger Sub of any of their material obligations under this Agreement.

3.6          Activities of Parent and Merger Sub. Parent and Merger Sub were formed solely for the purpose of effecting the Merger. Parent and Merger Sub have not and will not engage in any activities other than those contemplated by this Agreement and have, and will have as of immediately prior to the Effective Time, no liabilities other than those contemplated by this Agreement, including the Financing.

3.7          Information Supplied. None of the information supplied by or on behalf of Parent or Merger Sub for inclusion in the Proxy Statement or any other soliciting materials of the Company to be sent to the stockholders of the Company in connection with the Company Stockholders Meeting will, at the date it is first mailed to the Company’s stockholders or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

3.8          Brokers. No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

3.9          Ownership of Company Stock. Immediately prior to the execution of this Agreement and the Antaeus Voting Agreement, neither Parent nor Merger Sub was, and at no time during the last three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Neither Parent nor Merger Sub owns (directly or indirectly, beneficially or of record), or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company (other than as contemplated by this Agreement and the Antaeus Voting Agreement).

3.10	Financing.

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(a)         Parent and Merger Sub have received and accepted and agreed to a commitment letter dated April 17, 2007 (as amended, supplemented or otherwise modified from time to time in accordance with the terms hereof, the “Debt Commitment Letter”) from the financial institution parties thereto (each a “Lender” and together, the “Lenders”) relating to the commitment of the Lenders to provide the debt financing described therein to Merger Sub in connection with the Merger and the other transactions contemplated by this Agreement. The financing contemplated by the Debt Commitment Letter is referred to in this Agreement as the “Debt Financing”.

(b)          Parent has received and accepted and agreed to a commitment letter dated April 17, 2007 (the “Equity Commitment Letter”, and together with the Debt Commitment Letter, the “Commitment Letters”) from each of the Equity Investors relating to the commitment of the Equity Investors to provide a cash equity investment required to consummate the Merger on the terms contemplated by this Agreement. The cash equity investment contemplated by the Equity Commitment Letter is referred to herein as the “Equity Financing”; the Equity Financing, together with the Debt Financing, is collectively referred to as the “Financing”. Complete and correct copies of the executed Commitment Letters have been provided to the Company.

(c)          Subject to its terms and conditions and assuming the satisfaction in full of all of the conditions set forth in Article VI, the Financing, when funded in accordance with the Commitment Letters and taken together with available cash of the Company, will provide Merger Sub with acquisition financing at the Effective Time sufficient to consummate the Merger on the terms contemplated by this Agreement, including without limitation payment in full for all shares of Company Common Stock, Company Options, Company SARs and Company Stock Units outstanding at the Effective Time and to pay all related fees and expenses that are the responsibility of Parent, Merger Sub or the Surviving Corporation associated therewith.

(d)          As of the date of this Agreement, the Commitment Letters are valid, binding and in full force and effect without change, and are not subject to any side agreement or understanding affecting their validity or meaning, and no event or circumstance within the control of Parent or Merger Sub, and to the Knowledge of Parent or Merger Sub, no other event or circumstance has occurred or exists which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach or an incurable failure to satisfy a condition precedent under the terms and conditions of the Commitment Letters, other than any such default or breach that has been waived by the Lender or the Guarantor, as the case may be, or otherwise cured in a timely manner by Parent or Merger Sub to the satisfaction of the Lender or the Guarantor, as the case may be. As of the date of this Agreement, Parent or Merger Sub has paid in full any and all commitment fees or other fees currently due and payable, and has otherwise satisfied all other terms and conditions, required to be paid or satisfied pursuant to the terms of the Commitment Letters on or before the date of this Agreement.

(e)          The obligations to make the Financing available to Merger Sub pursuant to the terms of Commitment Letters are not subject to any conditions other than the conditions set forth in the Commitment Letters.

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(f)          The Limited Guarantee is in full force and effect, has not been amended, withdrawn or rescinded in any respect and is a legal, valid and binding obligation of the Guarantor, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.11       Solvency. Immediately after giving effect to the Merger and the Financing, assuming the accuracy in all material respects as of the Closing Date of the representations and warranties contained in Article II, (i) the Surviving Corporation and each of its Subsidiaries will be able to pay its liabilities, including contingent and other liabilities, as they become absolute and mature, (ii) the then present fair salable value of the assets of the Surviving Corporation and each of its Subsidiaries will exceed the amount that will be required to pay the probable liability of its debts and other liabilities as they become absolute and mature, (iii) the assets of the Surviving Corporation and each of its Subsidiaries, in each case at a fair valuation, will exceed its debts (including contingent liabilities) and (iv) the Surviving Corporation and each of its Subsidiaries will not have unreasonably small capital to carry on its business as then conducted. For purposes of this Section 3.11, “not have unreasonably small capital to carry on its business” and “able to pay its liabilities, including contingent and other liabilities, as they become absolute and mature” mean that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

3.12	No Other Representations or Warranties.

(a)          Except for the representations and warranties contained in Article II of this Agreement, Parent acknowledges that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent. Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent or any other Person resulting from the distribution to Parent, or use by Parent of, any such other information, including any information, documents, projections, forecasts or other material made available to Parent in certain “data rooms,” confidential information memoranda or management presentations in anticipation of the transactions contemplated by this Agreement.

(b)          In connection with investigation by Parent of the Acquired Corporations, Parent has received or may receive from the Acquired Corporations certain estimates, projections, forward-looking statements and other forecasts and certain business plan information. Parent acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Parent is familiar with such uncertainties, that Parent is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans), and that Parent shall have no claim against anyone with respect thereto. Accordingly, Parent acknowledges that the Company makes no representation or warranty with respect to such estimates, projections, forecasts or plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans).

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ARTICLE IV.

CERTAIN COVENANTS OF THE COMPANY

4.1          Access and Investigation. Subject to Section 5.10, during the period commencing on the Agreement Date and ending on the earlier of the termination of this Agreement and the Effective Time (the “Pre-Closing Period”), the Company shall, and shall cause its Subsidiaries and its and their respective Representatives to: (a)  following a request from Parent to the Company in accordance with this Section 4.1, provide Parent and Parent’s Representatives (including financing sources and their Representatives) with reasonable access during normal business hours to the Acquired Corporations’ Representatives, books, records, Tax Returns, material operating and financial reports, work papers and other documents and information relating to the Acquired Corporations; (b) following a request from Parent to the Company in accordance with this Section 4.1, provide Parent and Parent’s Representatives (including financing sources and their Representatives) with such copies of the books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations, and with such additional financial, operating and other data and information regarding the Acquired Corporations, as Parent may reasonably request; and (c) permit Parent’s Representatives to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of the Company responsible for the Company’s financial statements and the internal controls of the Acquired Corporations to discuss such matters as Parent may reasonably deem necessary or appropriate in order to enable Parent to satisfy its obligations under the Sarbanes-Oxley Act and the rules and regulations relating thereto or otherwise in connection with the Merger. Parent shall schedule and coordinate all inspections only with the designated Representative of the Company or the designated Representatives of Goldman, Sachs & Co., and shall request such matters a reasonable amount of time in advance, specifying the inspection or materials that Parent or Parent’s Representatives intend to conduct. The Company shall be entitled to have Representatives present at all times during any such inspection and the inspections shall take place at mutually convenient times. Notwithstanding the foregoing, the Acquired Corporations shall not be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of the Acquired Corporations or contravene any Legal Requirement or binding agreement entered into prior to the Agreement Date. The relevant parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

4.2	Operation of the Company’s Business.

(a)          During the Pre-Closing Period, the Company shall, except as required by any applicable Legal Requirement, or unless Parent shall otherwise agree in writing: (i) ensure that each of the Acquired Corporations conducts its business (A) in the ordinary course consistent with past practices, and (B) in material compliance with all applicable Legal Requirements and the requirements of all Material Contracts; (ii) use its commercially reasonable efforts to ensure that each of the Acquired Corporations preserves intact its current business organization, keeps available the services of its current officers and employees and maintains its relations and goodwill with all suppliers, customers, landlords, licensors, licensees and other Persons having business relationships with the respective Acquired Corporations; and

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(iii) keep in full force and effect (with the same scope and limits of coverage), and/or seek appropriate renewals of, all insurance policies in effect as of the Agreement Date covering all material assets of the Acquired Corporations and their businesses.

(b)          During the Pre-Closing Period, except as set forth in Part 4.2(b) of the Disclosure Schedule, without the prior written consent of Parent which consent shall not be unreasonably withheld or delayed, the Company shall not and shall cause the other Acquired Corporations not to:

(i)           declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or other securities payable in cash, stock, property or otherwise (other than dividends and distributions to any Acquired Corporation) or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities;

(ii)          sell, issue, grant or authorize the issuance, grant, encumbrance or transfer of (A) any capital stock or other security or (B) any Company Stock Right (except that the Company may issue Company Common Stock upon the valid exercise of Company Options or other Company Stock Awards outstanding on the date hereof or pursuant to the ESPP during the current offering period which terminates June 30, 2007; provided, however, that the Company shall exercise its discretion pursuant to Section 6(c) of the ESPP to preclude any increases to a participant's current rate of contribution under the ESPP with respect to the current offering period);

(iii)         except as required by applicable Legal Requirements or by this Agreement, amend or knowingly waive any of its rights under, or accelerate the vesting under, any provision of the Award Plans, any provision of any agreement evidencing any Company Stock Awards or any restricted stock purchase agreement;

(iv)         amend or permit the adoption of any amendment to the certificate of incorporation, bylaws or other charter documents or organizational documents of any Acquired Corporation or amend, supplement or otherwise modify the Company Rights Agreement;

(v)          effect or become a party to any Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(vi)         acquire any equity interest or other interest in any other Entity other than a Subsidiary in excess of $10 million, either individually or in the aggregate, including by merger, consolidation or otherwise;

(vii)       make capital expenditures in excess of $7.5 million in the aggregate over and above capital expenditures consistent with the budget for capital expenditures made available to Parent and Merger Sub prior to the date of this Agreement;

(viii)      except in the ordinary course of business, enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any Material Contract, or amend or terminate, or waive or exercise any material right or remedy under, any Material Contract;

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(ix)        except in the ordinary course of business, pledge any of its assets or otherwise permit any of its assets to become subject to any Encumbrance, other than Permitted Encumbrances;

(x)          acquire, lease or license any right or other asset from any other Person or sell, transfer or otherwise dispose of, or lease or license, any right or other asset to any other Person (except in each case for immaterial assets acquired, leased, licensed or disposed of by the Company in the ordinary course of business and consistent with past practices);

(xi)         except for intercompany transactions between Acquired Corporations, lend money to any Person or incur or guarantee any indebtedness or enter into any “keep well” or other arrangement to maintain the financial condition of any Person having the same economic effect, except that the Company may make routine borrowings in the ordinary course of business and in accordance with past practices under the Company Senior Credit Facility and the Company may make ordinary travel or other advances in the ordinary course of business in accordance with the Company’s policies or practices;

(xii)       except as required by applicable Legal Requirements or any existing written agreement or Company Employee Plan made available to Parent in existence as of the date hereof, (A) establish, adopt or amend any collective bargaining agreement, change of control or severance agreement, or (B) establish, adopt or amend any Company Employee Plan, consulting, retention or employment agreement, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its executives or officers;

(xiii)      change any of its methods of accounting or accounting practices or principles in any respect, or revalue any of its assets, except as required by GAAP;

(xiv)      except to the extent consistent with its past practices, make any material Tax election or file any material amendment to a Tax Return;

(xv)        commence, settle or compromise any material Legal Proceeding if such action may reasonably be expected to expose any Acquired Corporation to material liability;

(xvi)      enter into or renew or extend any agreements or arrangements that materially limit or otherwise materially restrict any Acquired Corporation or any successor thereto, or that would, after the Effective Time, materially limit or materially restrict any Acquired Corporation or any successor thereto, from engaging or competing in the Company’s currently contemplated lines of business with any Person in any geographic area for any period of time;

(xvii)     authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company;

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(xviii)   knowingly or intentionally take any action that results or is reasonably likely to result in any of the representations or warranties of the Company hereunder being untrue in any material respect;

(xix)      except as required by a Legal Requirement, change any of its material methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income tax returns for the taxable year ending March 31, 2006;

(xx)       fail to manage and retain cash and cash equivalents and investments in marketable securities in a manner consistent with past practice; provided that such cash and cash equivalents and investments in marketable securities shall not be invested in a manner reasonably expected to incur any losses, expenses, penalties, costs or other liabilities (including, without limitation, any LIBOR-related “breakage costs”) in connection with the funding of the Merger Consideration; or

(xxi)      agree or commit to take any of the actions described in clauses “(i)” through “(xx)” of this Section 4.2(b).

4.3	No Solicitation by the Company.

(a)          During the Pre-Closing Period, the Company shall not, and shall not authorize or permit any of the other Acquired Corporations or the Representatives of any Acquired Corporation to, directly or indirectly:

(i)           initiate, solicit, knowingly facilitate or knowingly encourage the making, submission or announcement of any Acquisition Proposal;

(ii)          furnish any non-public information regarding any of the Acquired Corporations, or grant access to any of their respective properties, books, records or personnel, in each case to any Person in response to an Acquisition Proposal;

(iii)         engage in discussions or negotiations with any Person with respect to any Acquisition Proposal;

(iv)         except in accordance with Section 7.1(h), approve, endorse or recommend any Acquisition Proposal; or

(v)          except in accordance with Section 7.1(h), enter into any Contract providing for any Acquisition Transaction.

Notwithstanding anything contained herein to the contrary, prior to the approval of this Agreement by the Required Stockholder Vote, neither this Section 4.3(a) nor any other provision of this Agreement shall prohibit the Company or any of its Representatives from furnishing information regarding the Acquired Corporations or participating in discussions or negotiations with any Person in response to an unsolicited Acquisition Proposal from such Person which the Company Board concludes in good faith, after consultation with its financial advisors, is or could reasonably be expected to result in a Superior Offer if: (A) neither the Company nor any

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Representative of any of the Acquired Corporations shall have breached any of the restrictions set forth in this Section 4.3(a) in a manner that resulted in the submission of any Acquisition Proposal; (B) the Company Board determines in good faith, after consultation with outside counsel, that failing to take such action would be inconsistent with its fiduciary duties under applicable Legal Requirements; (C) at least one Business Day prior to furnishing any such information to, or entering into discussions with, such Person, the Company gives Parent written notice of the identity of such Person and of the Company’s intention to furnish information to, or enter into discussions with, such Person, and the Company receives from such Person an executed confidentiality agreement containing customary limitations on the use and disclosure of all non-public written and oral information furnished to such Person or any of such Person’s Representatives by or on behalf of the Company and containing customary standstill provisions and which do not restrict any of the Acquired Corporations from providing any information contemplated by this Section 4.3 to Parent (an “Acceptable Confidentiality Agreement”); and (D) contemporaneously with furnishing any such information to such Person, the Company furnishes such information to Parent (to the extent such information has not previously been furnished or made available by the Company to Parent).

(b)          The Company shall, as promptly as practicable (but in any event within 24 hours), advise Parent of any Acquisition Proposal, any inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal or any request for information relating to the Acquired Corporations with respect to any Acquisition Proposal (including the identity of the Person making the same). The Company shall keep Parent informed in all material respects on a reasonably prompt basis of the status and any discussions or negotiations relating to any Acquisition Proposal and shall, as promptly as practicable (but in any event within 24 hours), provide Parent with all terms and conditions of any Acquisition Proposal (including any copies of any draft agreements or term sheets), including any material change to the terms of any Acquisition Proposal.

(c)          The Company shall immediately cease any discussions with any Person (other than Parent) that are ongoing as of the Agreement Date relating to any Acquisition Proposal and shall request that all confidential information previously furnished to such Person be promptly returned or destroyed.

(d)          Nothing contained in this Section 4.3 or elsewhere shall prevent the Company from taking and disclosing to the Company’s stockholders a position with respect to any tender or exchange offer by a third party in compliance with Rule 14d-9 and Rule 14e-2 under the Exchange Act with regard to an Acquisition Proposal; provided, however, that any such disclosure that is not a recommendation of rejection of such offer or a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall be deemed to be an Adverse Recommendation Change.

4.4          Enforcement of ValueAct Voting Agreement. The Company shall use reasonable best efforts to enforce the ValueAct Voting Agreement and shall not, directly or indirectly, modify or amend the ValueAct Voting Agreement in any manner or waive any rights under the ValueAct Voting Agreement, in each case unless Parent shall otherwise agree in writing.

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ARTICLE V.

ADDITIONAL COVENANTS OF THE PARTIES

5.1	Proxy Statement.

(a)          As promptly as practicable after the Agreement Date, the Company shall prepare, and Parent shall provide reasonable cooperation to the Company in the preparation of, a proxy statement to be sent to the Company’s stockholders in connection with the Company Stockholders Meeting (together with any amendment thereof or supplements thereof, the “Proxy Statement”). As promptly as practicable after the Agreement Date and from time to time thereafter, Parent shall provide such information regarding Parent and Merger Sub that the Company may reasonably request for inclusion in the Proxy Statement. Subject to the timely receipt of any information regarding Parent that is required to be included in the Proxy Statement, the Company shall: (i) cause the Proxy Statement to comply with the rules and regulations promulgated by the SEC; (ii) provide Parent with a reasonable opportunity to review and comment on drafts of the Proxy Statement; (iii) promptly cause the Proxy Statement to be filed with the SEC; (iv) promptly provide Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC, on the other hand; (v) promptly notify Parent upon the receipt of any comments or requests from the SEC with respect to the Proxy Statement; (vi) promptly respond to any comments or requests of the SEC; and (vii) cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable following the Agreement Date and clearance of the Proxy Statement by the SEC. To the extent practicable, the Company and its outside counsel shall permit Parent and its outside counsel to participate in all communications with the SEC relating to the Proxy Statement or this Agreement.

(b)          If any event relating to any of the Acquired Corporations occurs, or if the Company becomes aware of any information, that should be disclosed in an amendment or supplement to the Proxy Statement, then the Company shall promptly inform Parent of such event or information and shall, in accordance with the procedures set forth in Section 5.1(a), (i) prepare and file with the SEC such amendment or supplement as soon thereafter as is reasonably practicable, and (ii) if appropriate, cause such amendment or supplement to be mailed to the stockholders of the Company. If any event relating to Parent or Merger Sub occurs, or if Parent becomes aware of any information regarding Parent or Merger Sub that is required to be disclosed in an amendment or supplement to the Proxy Statement, then Parent shall promptly inform the Company of such information.

(c)          The Company shall ensure that none of the information included or incorporated by reference in the Proxy Statement (other than information relating to Parent included in the Proxy Statement that was provided by Parent) will, at the time the Proxy Statement is mailed to the stockholders of the Company or at the time of the Company Stockholders Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

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(d)         Parent shall ensure that none of the information relating to Parent that is provided to the Company for inclusion in the Proxy Statement and that is included in the Proxy Statement will, at the time the Proxy Statement is mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be included in such information or necessary in order to make statements therein, in light of the circumstances under which they are made, not misleading.

5.2	Company Stockholders Meeting.

(a)          The Company shall take all action necessary under all applicable Legal Requirements to call, give notice of and (subject to the Company’s right hereunder to terminate this Agreement pursuant to Article VII) hold a meeting of the Company’s stockholders to vote on the approval of this Agreement and the transactions contemplated hereby, including the Merger (the “Company Stockholders Meeting”). The Company Stockholders Meeting shall be held as promptly as practicable following the Agreement Date (and in no event later than 60 days after the mailing of the Proxy Statement to the stockholders of the Company). The Company shall ensure that all proxies solicited in connection with the Company Stockholders Meeting are solicited in substantial compliance with all applicable Legal Requirements. Subject to the right of the Company Board to make an Adverse Recommendation Change in accordance with Section 5.2(c), the Company will use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and the Merger. Each of the Company (subject to the right of the Company Board to make an Adverse Recommendation Change in accordance with Section 5.2(c) or to terminate this Agreement pursuant to Article VII), Parent and Merger Sub agrees to use its reasonable best efforts to take all other action necessary or advisable to secure the Required Stockholder Vote.

(b)          Subject to Section 5.2(c), (i) the Proxy Statement shall include a statement to the effect that the Company Board recommends that the Company’s stockholders vote to adopt this Agreement and approve and authorize the Merger and the other transactions contemplated hereby at the Company Stockholders Meeting or at any adjournment or any other stockholders meeting (such recommendation being referred to as the “Company Board Recommendation”), and (ii) neither the Company Board nor any committee thereof shall (A) withdraw or modify, or publicly propose to withdraw or modify, in a manner adverse to Parent, the Company Board Recommendation (an “Adverse Recommendation Change”) (and no resolution by the Company Board or any committee thereof to make an Adverse Recommendation Change shall be adopted or proposed) or (B) announce that it has resolved to take any such action.

(c)          Notwithstanding anything to the contrary contained in Section 5.2(b) or any other provision of this Agreement, at any time prior to the approval of this Agreement by the Required Stockholder Vote, the Company Board may make an Adverse Recommendation Change if: (i) a bona fide Acquisition Proposal is made to the Company and is not withdrawn; (ii) the Company Board determines in good faith, after consultation with its financial advisor, that such Acquisition Proposal constitutes a Superior Offer; and (iii) the Company Board determines in good faith, after consultation with outside counsel, that in light of such Superior Offer, failing to make an Adverse Recommendation Change would be inconsistent with its

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fiduciary duties; provided, however, that the Company Board shall not be entitled to make an Adverse Recommendation Change (or resolve to take any such action), unless and until (A) it shall have first provided Parent with notice that it is prepared to effect such an Adverse Recommendation Change, which notice shall specify the reasons therefor and include all material terms and conditions of any Acquisition Proposal relating to such potential Adverse Recommendation Change (and the Company shall contemporaneously provide a copy to Parent of the relevant proposed transaction agreement and other material documents with the party making any such Acquisition Proposal), (B) for the two days following delivery of such notice, the Company shall, and shall cause its Representatives to, negotiate with Parent in good faith to make any adjustments to the terms of this Agreement so that any Acquisition Proposal ceases to constitute a Superior Offer or the other reasons for making any other Adverse Recommendation Change are no longer applicable and (C) in determining whether to withdraw or modify the Company Board Recommendation in a manner adverse to Parent, it shall take into account any changes to the terms of this Agreement proposed by Parent to the Company; provided further, however, that in the event of any material amendment to the terms (or any change in the pricing terms) of any Superior Offer, then the Company must deliver a new notice and recommence the two-day negotiation period prior to withdrawing or modifying the Company Board Recommendation in a manner adverse to Parent (or announcing that it has resolved to take any such action).

(d)          Subject to the right of the Company to terminate this Agreement in accordance with Section 7.1(h), the Company’s obligation to call, give notice of and hold the Company Stockholders Meeting in accordance with Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any Adverse Recommendation Change.

5.3	Regulatory Approvals.

(a)          Parent and the Company shall use reasonable best efforts to take or cause to be taken all actions necessary to consummate the Merger. Without limiting the generality of the foregoing, each party to this Agreement: (i) shall make all filings and other submissions (if any) and give all notices required to be made and given by such party in connection with the Merger, and shall submit promptly any additional information requested in connection with such filings and notices; (ii) shall use reasonable best efforts to obtain each Consent required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger; and (iii) shall use reasonable best efforts to lift any injunction prohibiting, or any other legal bar to, the Merger. The Company and Parent shall provide each other with a copy of each proposed filing with or other submission to any Governmental Body relating to the Merger, and shall give each other a reasonable time prior to making such filing or other submission in which to review and comment on such proposed filing or other submission. The Company and Parent shall each promptly deliver to the other party a copy of each such filing or other submission made, each notice given and each Consent obtained during the Pre-Closing Period.

(b)          Without limiting the generality of Section 5.3(a), the Company and Parent shall, promptly, but in any event within 10 days, after the Agreement Date, prepare and file (i) the notification and report forms required to be filed under the HSR Act and (ii) any

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notification or other document required to be filed in connection with the Merger under any applicable foreign Legal Requirement relating to antitrust or competition matters. The Company and Parent shall respond as promptly as practicable to any inquiries or requests received from any Governmental Body in connection with antitrust or competition matters. Each of the Company and Parent shall (A) give the other party prompt notice of the commencement or threat of commencement of any Legal Proceeding by or before any Governmental Body with respect to the Merger, (B) keep the other party informed as to the status of any such Legal Proceeding or threat, and (C) promptly inform the other party of any material communication concerning antitrust laws to or from any Governmental Body regarding the Merger. Except as may be prohibited by any Governmental Body or by any Legal Requirement: (1) the Company and Parent will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Legal Proceeding by any Governmental Body or by any Legal Requirement, in connection with any Legal Proceeding under or relating to the HSR Act or any other foreign, federal or state antitrust or fair trade law or any other similar Legal Proceeding; and (2) each of the Company and Parent will permit authorized Representatives of the other party to be present at each meeting or conference relating to any such Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with any such Legal Proceeding.

5.4          Public Disclosure. The press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by Parent and the Company. In addition, except as required by applicable Legal Requirements, neither Parent nor the Company shall make, or permit any of their respective Representatives to make, any public statements, including any press releases, with respect to the Merger or this Agreement without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed.

5.5          Stockholder Litigation. The Company shall promptly advise Parent orally and in writing of any stockholder litigation against the Company or its directors relating to this Agreement, the Merger or the transactions contemplated by this Agreement and shall keep Parent fully informed regarding any such stockholder litigation. The Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any such stockholder litigation, shall give consideration to Parent’s advice with respect to such stockholder litigation and, prior to the termination of this Agreement, shall not settle any such litigation without Parent’s prior written consent, which consent shall not be unreasonably withheld or delayed.

5.6	Indemnification.

(a)          From and after the Effective Time, to the fullest extent permitted by law, Parent shall, and shall cause the Surviving Corporation to, for a period of six years from the Effective Time, advance expenses to or for the benefit of, indemnify and hold harmless each present and former director and officer of the Company (the “Indemnified Parties”), as provided in the Company’s Certificate of Incorporation or Bylaws (as in effect on the Agreement Date) and as provided in the indemnification agreements between the Company and the Indemnified

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Parties, against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement incurred in connection with any Legal Proceeding arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the extent that such obligations to indemnify and hold harmless exist on the Agreement Date. Without limiting the foregoing, each Indemnified Party will be entitled to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation from the Surviving Corporation within ten Business Days of receipt by the Surviving Corporation from the Indemnified Party of a request therefor; provided that any Person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL, to repay such advances if it is ultimately determined that such Person is not entitled to indemnification. The Surviving Corporation shall not settle, compromise or consent to the entry of any judgment in any proceeding or threatened action, suit, proceeding, investigation or claim (and in which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such action, suit, proceeding, investigation or claim or such Indemnified Party otherwise consents.

(b)          The Surviving Corporation shall maintain in effect for six years from the Effective Time, if available, the current directors’ and officers’ liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions that are not less favorable) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 5.6(b) more than an amount per year equal to 250% of current annual premiums paid by the Company for such insurance; provided, further, that in the event of an expiration, termination or cancellation of such current policies, the Surviving Corporation shall obtain as much coverage as is possible under substantially similar policies for such maximum annual amount in aggregate annual premiums. Notwithstanding the foregoing, Parent may at its sole discretion purchase or cause the Surviving Corporation to purchase a six year “tail” prepaid policy on terms and conditions no less favorable than the existing directors’ and officers’ insurance policy maintained by the Company, and shall maintain such “tail” policy in full force and effect for six years.

(c)          Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Closing Date) is made against any Indemnified Party or any other party covered by the Company’s directors’ and officers’ liability insurance, on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.6 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

(d)          In the event that the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets as an entirety in one or a series of related transactions to any Person(s), then, and in each such case, proper provision shall be made so that such continuing or surviving corporation or entity or such Persons(s), as the case may be, shall assume the obligations set forth in this Section 5.6; provided that the Surviving Corporation

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shall not be relieved from any such obligations. In addition, the Surviving Corporation shall not distribute, sell, transfer or otherwise dispose of any of its assets in a manner that would reasonably be expected to render the Surviving Corporation unable to satisfy its obligations under this Section 5.6.

(e)          The covenants contained in this Section 5.6 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives. The provisions of this Section 5.6 are intended to be in addition to the rights otherwise available to the current officers and directors of the Company by law, charter, statute, by-law or agreement, and shall operate for the benefit of, and shall be enforceable by, the Company, the Surviving Corporation and each of the Indemnified Parties.

5.7          Notification of Certain Matters. Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would reasonably be expected to cause (a) the failure of the closing conditions set forth in Section 6.2(a) or Section 6.3(a), respectively, or (b) any material failure of Parent and Merger Sub or the Company, as the case may be, or of any Representative thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, provided that no such notification shall affect the representations, warranties, covenants or agreements (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

5.8          Rule 16b-3. Prior to the Effective Time, the Company shall take all such steps as may be required (and Parent and Merger Sub shall provide such cooperation as may be required) to cause any dispositions or acquisitions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by Article I of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.9	Employee Benefits.

(a)          At the Effective Time, Parent shall continue to employ all of the employees of the Acquired Corporations (the “Continuing Employees”) and provide, until the first anniversary of the Effective Time, each Continuing Employee with a base salary, bonus opportunities and employee benefits (other than equity, long-term incentive plan or retiree welfare benefits) taken as a whole that in the aggregate are equal to or greater than the base salary, bonus opportunities and employee benefits (other than equity, long-term incentive plan or retiree welfare benefits) taken as a whole of such employee as of the Effective Time. If Parent, at any time prior to one hundred eighty (180) days after the Closing Date, effectuates a “mass layoff” as that term is defined in WARN, or comparable conduct under any applicable state law, affecting in whole or in part any facility, site of employment, operating unit or employee of the Acquired Corporations, Parent shall fully comply with the requirements of WARN, or such applicable state law, or similar Legal Requirements. Nothing in this Agreement shall be construed to create a right in any employee of the Acquired Corporations to employment with Parent, the Surviving Corporation or any other Subsidiary of Parent.

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(b)         Subject to the other provisions of this Agreement, the Company specifically retains its right to terminate any of the Company Employee Plans on or prior to the Effective Time, upon prior notice to Parent and provided that such termination does not result in any additional material liability or cost to Parent after the Effective Time. Notwithstanding the foregoing, the Deferred Compensation Plan, as amended to the extent required by Section 1.7 and as it exists immediately prior to the Effective Time (if at all) shall remain in full force and effect at the Effective Time and shall be further amended to allow for a new form of payment election to take effect after the calendar year 2007 in accordance with the transition rules applicable to Section 409A of the Code.

(c)          At the Effective Time, the Surviving Corporation shall expressly assume the obligations under any agreement pertaining to employees of the Company that provides that the Surviving Corporation is required to do so prior to the Effective Time and, if so required, shall expressly assume the obligations thereunder by separate agreements or instruments in favor of the beneficiaries.

(d)          To the extent that service is relevant for purposes of eligibility, vesting, calculation of any benefit, or benefit accrual under any Company Employee Plan assumed by Parent following the Closing Date for the benefit of Continuing Employees, such plan, program or arrangement shall credit such Continuing Employees for service on or prior to the Closing Date that was properly recognized by the Company, for purposes of any such employee benefit plans, programs or arrangements maintained by the Company. In addition, with respect to any welfare benefit plan (as defined in Section 3(1) of ERISA) established or maintained by Parent following the Closing Date for the benefit of Continuing Employees, Parent shall use its best efforts to cause such plan to waive any pre existing condition exclusions or limitations, eligibility waiting periods or required physical examinations with respect to any Continuing Employee and their eligible dependents and provide that any covered expenses incurred on or before the Closing Date by any Continuing Employee and their eligible dependents shall be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out of pocket provisions after the Closing Date.

(e)          Prior to the Effective Time, the Company shall amend any Company Employee Plans requiring consent prior to vesting of any Company Options or Company SARs so that such consent is not reasonably required or shall obtain any required consent to accelerate vesting of any Company Options or Company SARs.

(f)           The provisions of this Section 5.9 are for the benefit of the parties to this Agreement only and shall not be construed to grant any rights, as a third party beneficiary or otherwise, to any Person who is not a party to this Agreement, nor shall any provision of this Agreement be deemed to be the adoption of, or an amendment to, any employee benefit plan, as that term is defined in Section 3(3) of ERISA, or otherwise to limit the right of Parent, the Company or any Subsidiary to amend, modify or terminate any such employee benefit plan. Nothing in this Agreement shall be interpreted or construed to confer upon the Continuing Employees any right with respect to continuance of employment by the Acquired Corporations or Parent, nor shall this Agreement interfere in any way with the right of the Acquired Corporations or Parent to terminate any employee’s employment at any time. Nothing in this Agreement shall interfere in any way with the right of Parent to amend, terminate or otherwise

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discontinue any or all plans, practices or policies of Parent or any of its Subsidiaries in effect from time to time.

5.10       Confidentiality. The parties acknowledge that Hellman & Friedman LLC and the Company have previously executed a confidentiality agreement, dated as of November 29, 2006 (the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except as expressly modified herein.

5.11       Employee Representative Body or Works Council Consultations. The Acquired Corporations shall inform and/or consult with their respective employee representative bodies or works councils identified in Part 2.15(e) of the Disclosure Schedule regarding the Merger and the other matters contemplated by this Merger Agreement in accordance with and to the extent required under any applicable Legal Requirement; provided that Parent agrees to reasonably cooperate with the Acquired Corporations in carrying out such information and/or consultation obligation including, but not limited to, providing to the Acquired Corporations in a timely manner all information regarding Parent or Merger Sub necessary for the Acquired Corporations to fulfill such information and/or consultation obligation.

5.12	Financing.

(a)          Parent and Merger Sub shall use their reasonable best efforts to obtain the proceeds of the Financing on the terms and conditions described in the Commitment Letters, including using reasonable best efforts to (i) maintain the effectiveness of the Commitment Letters (and the term sheets and fee letters related thereto) in accordance with their respective terms, (ii) negotiate definitive agreements with respect to the Debt Financing consistent with the terms and conditions contained therein or on other terms which provide no less probability of closing the transactions contemplated hereby and which are no less favorable to Parent or Merger Sub, (iii) enter into definitive agreements with respect to the Financing contemplated by the Commitment Letters consistent with the terms and conditions contained therein or on other terms which provide no less probability of closing the transactions contemplated hereby and which are no less favorable to Parent or Merger Sub, (iv) satisfy on a timely basis all conditions in such definitive agreements the satisfaction of which are within the control of Parent or Merger Sub, and (v) consummate the Financing contemplated by the Commitment Letters at such time as all conditions to such Financing and the other conditions in Sections 6.1 and 6.2 are satisfied (except for those requiring delivery of a certificate evidencing certain matters). Parent and Merger Sub shall use their reasonable best efforts to comply with their respective obligations, and enforce their respective rights, under the Commitment Letters. Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to obtain the proceeds of the Financing and shall not permit any amendment or modification to, or any waiver of any material provision or remedy under, the Commitment Letters if such amendment, waiver or remedy (x) reduces the aggregate amount of Financing, (y) amends the conditions to the drawdown of the Financing in any material respect or (z) is adverse to the interests of the Company in any material respect.

(b)          Prior to the Effective Time, the Acquired Corporations shall use their reasonable best efforts to provide and to cause their respective officers, employees,

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representatives and advisors, including legal and accounting advisors to provide, to Parent all cooperation reasonably requested by Parent that is reasonably necessary, proper or advisable in connection with the Financing and the other transactions contemplated by this Agreement (in each case, provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Acquired Corporations) including using reasonable best efforts with respect to (i) participation in meetings, drafting sessions, presentations, road shows, due diligence sessions and sessions with rating agencies, (ii) assisting with the preparation of materials for rating agency presentations, offering documents, business projections, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Debt Financing, (iii) executing and delivering immediately prior to the Effective Time any pledge and security documents, other definitive financing documents, or other certificates, legal opinions or documents as may be reasonably requested by Parent (including a certificate of the chief executive officer of any of the Acquired Corporations with respect to solvency matters and consents of accountants for use of their reports in any materials relating to the Debt Financing) and otherwise facilitating the pledging of collateral, (iv) furnishing Parent and its Debt Financing sources with financial and other pertinent information regarding the Acquired Corporations as may be reasonably requested by Parent, including (A) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Acquired Corporations for the nine month transition year ended December 31, 2006 and the two most recently completed fiscal years ended March 31, 2006 and March 31, 2005, (B) unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Acquired Corporations for each subsequent fiscal quarter ended at least 45 days before the Closing Date, (C) a pro forma consolidated balance sheet and related pro forma consolidated statement of income of the Acquired Corporations as of and for the twelve-month period ending on the last day of the most recently completed four-fiscal quarter period ended at least 45 days prior to the Closing Date and after giving effect to the transactions contemplated by this Agreement and the Financing as if such transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such other financial statements) and (D) any other financial statements and financial data of the type required by Regulation S-X and Regulation S-K under the Securities Act and of the type and form customarily included in private placements under Rule 144A of the Securities Act to consummate the offerings of debt securities contemplated by the Debt Financing (the “Required Financial Information”), (v) obtaining any necessary accountants’ consents and comfort letters (including comfort levels customary in similar types of transactions for pro forma financial information and related adjustments), legal opinions, surveys and title insurance as reasonably requested by Parent; provided that nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Acquired Corporations, (vi) taking all actions reasonably necessary to (A) permit the prospective lenders involved in the Debt Financing to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements and (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing, (vii) obtaining any necessary rating agencies’ confirmation or approvals for the Debt Financing (including any high-yield financing), and (viii) taking all corporate actions necessary to permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available as of the Effective Time.

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(c)           The Acquired Corporations shall use reasonable best efforts to take all action reasonably requested by Parent in order to cause all, or such portion as Parent shall request, of the Acquired Corporations’ unrestricted cash, cash equivalents and marketable securities (excluding, for avoidance of doubt, any cash, cash equivalents or marketable securities which cannot be distributed, contributed or otherwise delivered to the Company in accordance with applicable laws, including those relating to solvency, adequate surplus and similar capital adequacy tests) to be liquidated and converted into cash of the Company that is available to the Company at the Effective Time to pay as part of the Merger Consideration, provided that the Acquired Corporations shall not be required to make such cash or cash equivalents available if they are required for working capital purposes.

ARTICLE VI.

CONDITIONS TO MERGER

6.1          Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(a)          Stockholder Approval. This Agreement shall have been duly approved by the Required Stockholder Vote.

(b)	Regulatory Matters.

(i)           The waiting period applicable to the consummation of the Merger under the HSR Act and any agreement with any Governmental Body not to consummate the transactions contemplated by the Agreement shall have expired or been terminated, and any similar waiting period under any applicable foreign antitrust law or regulation shall have expired or been terminated.

(ii)          Any Governmental Authorization required to be obtained in order to consummate the Merger under any Legal Requirement shall have been obtained and shall remain in full force and effect.

(c)          No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes the consummation of the Merger illegal.

(d)          No Governmental Proceedings. There shall not be pending, and there shall not have been threatened, any Legal Proceeding in which a Governmental Body is a party: (i) challenging or seeking to restrain or prohibit the consummation of the Merger; (ii) relating to the Merger and seeking to obtain from Parent or any of the Acquired Corporations any damages or other relief that may be material to Parent or the Acquired Corporations; (iii) seeking to prohibit or limit in any material respect Parent’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to any of the stock of the Surviving Corporation; (iv) that could materially and adversely affect the right or ability of

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Parent or any of the Acquired Corporations to own the assets or operate the business of any of the Acquired Corporations; or (v) seeking to compel any of the Acquired Corporations, Parent or any Subsidiary of Parent to dispose of or hold separate any material assets.

6.2          Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall be subject to the satisfaction at or prior to the Closing of each of the following additional conditions, any of which may be waived, in writing, exclusively by Parent and Merger Sub:

(a)          Representations and Warranties. The representations and warranties of the Company (i) set forth in Sections 2.3, 2.4, 2.19, 2.23, 2.24, 2.26 and 2.27 of this Agreement shall have been true and correct in all material respects as of the Agreement Date and shall be true and correct in all material respects as of the Closing Date as if made on the Closing Date (except for representations and warranties made only as of a specified date, which need only be true and correct in all material respects as of the specified date), and (ii) set forth in Article II of this Agreement other than those described in clause (i) above shall have been true and correct in all respects as of the Agreement Date and shall be true and correct in all respects as of the Closing Date as if made on the Closing Date (except for representations and warranties expressly made only as of a specified date, which need be true and correct in all respects only as of the specified date); provided, however, that: (A) in determining the accuracy of such representations and warranties for purposes of clause (ii) of this Section 6.2(a), all “Company Material Adverse Effect” and other materiality qualifications that are contained in such representations shall be disregarded; and (B) the condition set forth in clause (ii) of this Section 6.2(a) shall be deemed satisfied unless the circumstances giving rise to the failure of such representations and warranties to be true and correct (considered in the aggregate) constitute a Company Material Adverse Effect.

(b)          Performance of Covenants. All of the covenants and obligations in this Agreement that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c)          Certificate. Parent shall have received a certificate, dated as of the Effective Time, executed by the Chief Executive Officer of the Company confirming that the conditions set forth in Sections 6.2(a) and 6.2(b) shall have been duly satisfied.

(d)          No Material Adverse Effect. A Company Material Adverse Effect shall not have occurred.

6.3          Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Closing of each of the following additional conditions, any of which may be waived, in writing, exclusively by the Company:

(a)          Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in Article III of this Agreement shall have been accurate in all respects as of the Agreement Date and shall be accurate in all respects as of the Closing Date as if made on the Closing Date (except for representations and warranties expressly made only as of

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a specified date, which need be accurate in all respects only as of the specified date); provided, however, that: (i) in determining the accuracy of such representations and warranties for purposes of this Section 6.3(a), all materiality qualifications that are contained in such representations and warranties shall be disregarded; and (ii) the condition set forth in this Section 6.3(a) shall be deemed satisfied unless the circumstances giving rise to all inaccuracies in such representations and warranties has a material adverse effect on the ability of Parent or Merger Sub to consummate the Merger or carry out its other obligations hereunder.

(b)          Performance of Covenants. All of the covenants and obligations in this Agreement that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c)          Certificate. The Company shall have received a certificate, dated as of the Effective Time, executed by the Chief Executive Officer of Parent confirming that the conditions set forth in Sections 6.3(a) and 6.3(b) shall have been duly satisfied.

ARTICLE VII.

TERMINATION

7.1          Termination. This Agreement may be terminated prior to the Effective Time, whether before or after approval of this Agreement by the Required Stockholder Vote:

(a)	by mutual written consent of Parent and the Company;

(b)          by either Parent or the Company if the Merger shall not have been consummated by November 30, 2007 (the “Outside Date”); provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(b) if the failure to consummate the Merger by the Outside Date is attributable to a failure on the part of such party to perform any covenant or obligation in this Agreement that is required to be performed by such party at or prior to the Effective Time;

(c)          by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(d)          by either Parent or the Company if: (i) the Company Stockholders Meeting (including any adjournments or postponements thereof) shall have been held and the Company’s stockholders shall have taken a vote on a proposal to approve this Agreement; and (ii) this Agreement and the transactions contemplated hereby shall not have been approved at such meeting by the Required Stockholder Vote (and shall not have been approved at any adjournment or postponement thereof); provided, however, that the effectiveness of any termination of this Agreement by the Company pursuant to this Section 7.1(d) shall be deferred until the Company shall have made any payment required to be made to Parent pursuant to Section 7.3(a); provided further, however, that in the case any payment is required under Section 7.3(a), this Agreement will terminate on the date two Business Days after Parent receives

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a request for documentation of its expenses from the Company if Parent does not provide such documentation within such two Business Day period;

(e)          by Parent (at any time prior to the adoption of this Agreement by the Required Stockholder Vote) if a Triggering Event shall have occurred;

(f)           by Parent (if neither it nor Merger Sub is in material breach of its representations, warranties, covenants and obligations under this Agreement so as to cause any of the conditions set forth in Section 6.3(a) or 6.3(b) not to be satisfied): (i) if any of the Company’s representations and warranties shall have been inaccurate as of the Agreement Date, such that the condition set forth in Section 6.2(a) would not be satisfied; or (ii) if (A) any of the Company’s representations and warranties become inaccurate as of a date subsequent to the Agreement Date (as if made on such subsequent date), such that the condition set forth in Section 6.2(a) would not be satisfied, and (B) such inaccuracy has not been cured by the Company within 10 days after its receipt of written notice thereof and remains uncured at the time notice of termination is given or, if earlier, prior to the Outside Date; or (iii) any of the Company’s covenants contained in this Agreement shall have been breached, such that the condition set forth in Section 6.2(b) would not be satisfied at the Closing;

(g)          by the Company (if it is not in material breach of its representations, warranties, covenants and obligations under this Agreement so as to cause any of the conditions set forth in Section 6.2(a) or 6.2(b) not to be satisfied): (i) if any of Parent’s or Merger Sub’s representations and warranties shall have been inaccurate as of the Agreement Date, such that the condition set forth in Section 6.3(a) would not be satisfied; or (ii) if (A) any of Parent’s or Merger Sub’s representations and warranties become inaccurate as of a date subsequent to the Agreement Date (as if made on such subsequent date), such that the condition set forth in Section 6.3(a) would not be satisfied and (B) such inaccuracy has not been cured by Parent or Merger Sub within 10 days after its receipt of written notice thereof and remains uncured at the time notice of termination is given; or (iii) any of Parent’s or Merger Sub’s covenants contained in this Agreement shall have been breached, such that the condition set forth in Section 6.3(b) would not be satisfied at the Closing; or

(h)          by the Company if at any time prior to obtaining the Required Stockholder Vote, the Company Board shall have authorized the Company, subject to complying with the terms of this Agreement, including, without limitation, the Company Board having effected an Adverse Recommendation Change pursuant to the terms and conditions of Section 5.2(c), to enter into a written agreement for a transaction that constitutes a Superior Offer; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(h) unless the Company shall have made any payment required to be made to Parent pursuant to Section 7.3(c).

7.2          Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect; provided, however, the Confidentiality Agreement, this Section 7.2, Section 7.3 and Article VIII shall survive the termination of this Agreement and shall remain in full force and effect and, except as set forth in Section 7.3(e), such termination will release any party from liability for any willful breach of this Agreement.

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7.3	Expenses; Termination Fees.

(a)          Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that if this Agreement is terminated by Parent or the Company pursuant to Section 7.1(d), then the Company shall make a nonrefundable cash payment to Parent, at the time specified in the next sentence, in an amount equal to the lesser of (i) $3,500,000 or (ii) the aggregate amount of all reasonable and documented out-of-pocket fees and expenses (including all attorneys’ fees, accountants’ fees, financial advisory fees and filing fees) actually incurred by or on behalf of Parent on or prior to the date of such termination in connection with the preparation and negotiation of this Agreement and otherwise in connection with the Merger (such lesser amount, herein, the “Expense Level Fee”). Any nonrefundable payment required to be made pursuant to the proviso to the preceding sentence shall be made by the Company within two Business Days from the date on which Parent provides the Company with appropriate documentation of such fees and expenses.

(b)          If this Agreement is terminated by Parent or the Company pursuant to Section 7.1(d) and at or prior to the time of the termination of this Agreement: (i) the commencement, submission or making of an Acquisition Proposal shall have been publicly disclosed or announced; (ii) such Acquisition Proposal shall not have been publicly withdrawn as of the date five Business Days prior to the date of the Company Stockholders Meeting (as it may have been adjourned or postponed) and (iii) on or prior to the day 270 days following the date of the termination of this Agreement, the Company consummates an Acquisition Transaction or executes a definitive agreement contemplating an Acquisition Transaction; then the Company shall pay to Parent, in cash at the time the Acquisition Transaction is consummated, the Company Termination Fee; provided, however, that if Parent shall have previously received a nonrefundable payment from the Company pursuant to Section 7.3(a), then the amount of the Company Termination Fee payable pursuant to this sentence shall be reduced by the amount of such Expense Level Fee paid.

(c)          If this Agreement is terminated by Parent pursuant to Section 7.1(e) or by the Company pursuant to Section 7.1(h), then the Company shall pay to Parent, in cash at the time specified in the next sentence, the Company Termination Fee. In the case of termination of this Agreement by Parent pursuant to Section 7.1(e), the fee referred to in the preceding sentence shall be paid by the Company within two Business Days after such termination, and in the case of termination of this Agreement by the Company pursuant to Section 7.1(h), the fee referred to in the preceding sentence shall be paid by the Company at or prior to the time of such termination.

(d)          If this Agreement is terminated by the Company pursuant to Section 7.1(g) and at the time of such termination the conditions set forth in Sections 6.1 and 6.2 (other than Section 6.2(c)) have been satisfied, then Parent shall pay the Company the Parent Termination Fee as promptly as possible (but in any event within two Business Days) following such termination by the Company.

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(e)         Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, that without these agreements the Company, Parent and Merger Sub would not have entered into this Agreement, and that any amounts payable pursuant to this Section 7.3 do not constitute a penalty. If the Company fails to pay as directed in writing by Parent any amounts due to Parent or Merger Sub pursuant to this Section 7.3 within the time periods specified in Section 7.3 or Parent fails to pay the Company any amounts due to the Company pursuant to this Section 7.3 within the time periods specified in this Section 7.3, the Company or Parent, as applicable, shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by Parent or the Company, as applicable, in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment. Notwithstanding anything to the contrary in this Agreement, in no event shall Parent, Merger Sub, the Guarantor or any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents in the aggregate be subject to liability in excess of the Parent Termination Fee (exclusive of any amounts payable pursuant to the second sentence of this Section 7.3(e)) for all damages arising from or in connection with breaches by Parent and Merger Sub of their representations, warranties, covenants and agreements contained in this Agreement and the transactions contemplated hereby, including for any loss suffered as a result of the failure of the Merger to be consummated, under any theory or for any reason, and upon payment of such amount in full by Parent or the Guarantor, none of Parent, Merger Sub, the Guarantor or any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement.

ARTICLE VIII.

MISCELLANEOUS PROVISIONS

8.1          Amendment. Subject to any applicable Legal Requirement, this Agreement may be amended with the approval of the respective boards of directors of the Company and Parent at any time (whether before or after the Required Stockholder Vote has been obtained); provided, however, that after the Required Stockholder Vote has been obtained, no amendment shall be made which by law requires further approval of the Company’s stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.2	Waiver.

(a)          No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or

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remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)          No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

8.3          No Survival of Representations, Warranties or Covenants. None of the representations and warranties, or any covenant to be performed prior to the Effective Time, contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Merger.

8.4          Entire Agreement. This Agreement, the Disclosure Schedule and the Limited Guarantee constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded by this Agreement and shall remain in full force and effect, except as expressly modified by the terms hereof.

8.5          Counterparts; Signatures. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile transmission, by electronic mail in “portable document format” or “.pdf” form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means.

8.6          Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive personal and subject matter jurisdiction and venue of the federal or state courts of the State of New York and shall not deny or contest such jurisdiction and venue; and (b) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 8.9.

8.7          Assignability. Neither this Agreement nor any rights under this Agreement may be assigned by any party without the prior written consent of the other parties, and any attempted assignment of this Agreement or any of such rights by a party without such consent shall be void and of no effect. Notwithstanding the foregoing, Parent and Merger Sub may without such consent assign its rights hereunder or under any instrument executed and delivered in connection herewith to any Affiliate of Parent and as collateral security to any

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lender or other Debt Financing source providing financing in connection with the Merger, which assignment shall not relieve Parent or Merger Sub of its obligations hereunder or the Guarantor of its obligations under the Limited Guarantee. This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors and permitted assigns.

8.8	No Third Party Beneficiaries.

(a)          This Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns, to create any agreement of employment with any Person or to otherwise create any third-party beneficiary hereto. Notwithstanding the foregoing, the following Persons are intended as third party beneficiaries of this Agreement solely after the Effective Time: the security holders of the Company as provided in Article I and the Indemnified Parties as provided in Section 5.6.

(b)          No provision in this Agreement shall modify or amend any other agreement, plan, program, or document unless this agreement explicitly states that the provision “amends” that other agreement, plan, program, or document. This shall not prevent the parties entitled to enforce this Agreement from enforcing any provision in this Agreement, but no other party shall be entitled to enforce any provision in this Agreement on the grounds that it is an amendment to another agreement, plan, program, or document, unless the provision is explicitly designated as such in this Agreement, and the Person is otherwise entitled to enforce the other agreement, plan, program, or document. If a party not entitled to enforce this Agreement brings a lawsuit or other action to enforce any provision in this Agreement as an amendment to another agreement, plan, program, or document, and that provision is construed to be such an amendment despite not being explicitly designated as one in this Agreement, that provision shall lapse retroactively as of its inception, thereby precluding it from having any amendatory effect.

8.9          Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service or (iii) on the date of confirmation of receipt (or the first Business Day following such receipt if the date of such receipt is not a Business Day) of transmission by facsimile, in each case to the intended recipient as set forth below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

if to Parent or Merger Sub:

c/o Hellman & Friedman LLC

One Maritime Plaza, 12th Floor

San Francisco, CA 94111

Attention: Arrie Park, Esq.

with a copy to (which copy shall not constitute notice):

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Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, CA 94304

Attention:	Richard Capelouto, Esq.
Peter Malloy, Esq.

if to the Company:

Catalina Marketing Corporation

200 Carillon Parkway

St. Petersburg, FL 33716

Attention: L. Dick Buell, Chief Executive Officer

with a copy to (which copy shall not constitute notice):

Paul, Hastings, Janofsky & Walker LLP

75 East 55th Street

New York, NY 10022-3205

Attention: Barry A. Brooks

8.10       Cooperation. Each of Parent and the Company agrees to cooperate fully with each other and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other party to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purposes of this Agreement.

8.11       Severability. Any term or provision of this Agreement that is declared by a court of competent jurisdiction to be invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid of unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

8.12	Construction.

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(a)         For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)          The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)          As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)          Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement, and all references in this Agreement to “Parts” are intended to refer to Parts in the Disclosure Schedule. The table of contents and headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(e)          To the extent that this Agreement indicates that the Company has “made available” information to Parent or Merger Sub, such phrase means that the information was available (i) in the online data room maintained by the Company or (ii) in response to a specific request therefor by Parent or Merger Sub.

8.13	Remedies.

(a)          The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy they may have at law or in equity provided, however, that the Company shall not be entitled to an injunction or injunctions to prevent Parent or Merger Sub from failing to, or to specifically enforce Parent’s or Merger Sub’s obligation to, effect the Closing pursuant to Article I and satisfy its obligation to make the payment pursuant to Article I (except that the Company shall be entitled to specifically enforce such payment obligation if the Closing has occurred) and the Company’s sole and exclusive remedy under this Agreement for such failure shall be payment by Parent to the Company of the Parent Termination Fee pursuant to Section 7.3.

(b)          This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of or related to this Agreement may only be brought against the Entities that are expressly named as parties hereto and, in such case, only with respect to specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, Affiliate, agent, attorney or other representative of any party hereto or of any Affiliate of any party hereto, or any of their successors or assigns, shall have any liability for any obligations or liabilities of any party hereto

57

under this Agreement or for any claim based on, in respect of or by reason of the transactions contemplated hereby, except those obligations and liabilities of the Guarantor under the Limited Guarantee, but subject to the limitations contained therein.

[Remainder of Page Intentionally Left Blank.]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

CHECKOUT HOLDINGS CORP.

By:	/s/ C. Andrew Ballard
Name:	C. Andrew Ballard
Title:	President

CHECKOUT ACQUISITION CORP.

By:	/s/ C. Andrew Ballard
Name:	C. Andrew Ballard
Title:	President

CATALINA MARKETING CORPORATION

By:	/s/ L. Dick Buell
Name:	L. Dick Buell
Title:	Chief Executive Officer

[MERGER AGREEMENT]

EXHIBIT A

DEFINITIONS

1.1          Cross Reference Table. The following terms defined elsewhere in this Agreement or in the Sections set forth below will have the respective meanings therein defined.

Terms	Definition
Acceptable Confidentiality Agreement	Section 4.3(c)
Adverse Recommendation Change	Section 5.2(b)
Agreement	Preamble
Agreement Date	Preamble
Antaeus Voting Agreement	Recitals
Certificate of Merger	Section 1.3
Closing	Section 1.3
Closing Date	Section 1.3
Commitment Letters	Section 3.10(b)
Company	Preamble
Company Balance Sheet	Section 2.5(b)
Company Balance Sheet Date	Section 2.5(b)
Company Board	Section 2.2
Company Board Recommendation	Section 5.2(b)
Company Employee Plans	Section 2.15(a)
Company Intellectual Property	Section 2.9(a)
Company International Plan	Section 2.15(d)
Company Leased Real Property	Section 2.16
Company Options	Section 2.4(a)
Company Rights Agreement	Section 2.24
Company SEC Documents	Section 2.5(a)
Company Stock Certificate	Section 1.9
Company Stock Rights	Section 2.4(e)
Company Stockholders Meeting	Section 5.2(a)
Confidentiality Agreement	Section 5.10
Continuing Employees	Section 5.9(a)
Debt Commitment Letter(s)	Section 3.10(a)
Debt Financing	Section 3.10(a)
DGCL	Recitals
Disclosure Schedule	Article II
Dissenting Shares	Section 1.11(a)
Effective Time	Section 1.3
Equity Commitment Letter	Section 3.10(b)
Equity Financing	Section 3.10(b)
Equity Investor(s)	Recitals
ERISA Affiliate	Section 2.15(a)
Excluded Party	Section 4.3(b)
Exhibits	Section 8.12(d)

Terms	Definition
Expense Level Fee	Section 7.3(a)
Financing	Section 3.10(b)
Guarantor	Recitals
HIPAA	Section 2.15(c)
include	Section 8.12(c)
including	Section 8.12(c)
Indemnified Parties	Section 5.6(a)
Lender(s)	Section 3.10(a)
Limited Guarantee	Recitals
made available	Section 8.12(e)
Material Contract	Section 2.10(a)
Merger	Recitals
Merger Sub	Preamble
Outside Date	Section 7.1(b)
Parent	Preamble
Parts	Section 8.12(d)
Payment Agent	Section 1.10(a)
Payment Fund	Section 1.10(a)
Per Share Merger Price	Section 1.5(a)
Pre-Closing Period	Section 4.1
Prior Merger Agreement	Recitals
Proxy Statement	Section 5.1(a)
Required Financial Information	Section 5.12(b)
Required Stockholder Vote	Section 2.19
Sections	Section 8.12(d)
Special Committee	Recitals
Surviving Corporation	Section 1.1
ValueAct Voting Agreement	Recitals
VEBA	Section 2.15(a)
Voting Agreements	Recitals
WARN	Section 2.15(e)
without limitation	Section 8.12(c)

1.2          Certain Definitions. The following terms, as used herein, have the following meanings which meanings shall be applicable equally to the singular and plural of the terms defined:

“1989 Plan” shall mean the Third Amended and Restated Catalina Marketing Corporation 1989 Stock Option Plan. “1999 Plan” shall mean the Amended and Restated 1999 Stock Award Plan.

“Acquired Corporations” shall mean the Company and its Subsidiaries.

“Acquisition Proposal” shall mean any inquiry, offer, proposal or indication of interest (other than an inquiry, offer, proposal or indication of interest by Parent or any Affiliate of Parent or with the aid, cooperation, assistance or encouragement of Parent or its Affiliates) contemplating or otherwise relating to or that otherwise would be expected to lead to any Acquisition Transaction.

“Acquisition Transaction” shall mean any transaction or series of related transactions involving:

(a)          any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer, joint venture or other similar transaction in which (i) a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of the Company, or (ii) the Company issues securities representing more than 20% of the outstanding securities of any class of voting securities of the Company;

(b)          any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for (i) 20% or more of the consolidated net revenues of the Acquired Corporations, consolidated net income of the Acquired Corporations or consolidated book value of the Acquired Corporations or (ii) 20% or more of the fair market value of the assets of the Acquired Corporations; or

(c)	any liquidation or dissolution of the Company;

provided, however, that for the sole purpose of Section 7.3(b) of this Agreement, the references to “20%” in the definition of “Acquisition Transaction” shall be deemed instead to refer to “50%”.

An “Affiliate” of any Person means another Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor or otherwise.

“Award Plans” shall mean the 1989 Plan, the 1999 Plan, the Director Grant Plan, the Deferred Compensation Plan and the ESPP.

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in The City of New York.

“Code” shall mean Internal Revenue Code of 1986, as amended.

“Company Common Stock” shall mean the common stock, par value $0.01 per share, of the Company.

“Company Contract” shall mean any Contract to which any of the Acquired Corporations is a party.

“Company Material Adverse Effect” shall mean any event, effect, change, new circumstance or development that has or would reasonably be expected to have, either individually or in the aggregate with any other event, effect, change, new circumstance or development, a material adverse effect on the business, financial condition, capitalization, operations or financial performance of the Acquired Corporations, taken as a whole; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute a Company Material Adverse Effect: any material adverse change, event, circumstance or development with respect to, or effect resulting from, (i) changes after the Agreement Date in the U.S. or global economy or capital markets in general that do not have a materially disproportionate effect on the Acquired Corporations relative to other participants in the industries in which the Acquired Corporations conduct their business, (ii) changes after the Agreement Date that affect generally the industries in which the Acquired Corporations operate but that do not have a materially disproportionate effect on the Acquired Corporations relative to other participants in the industries in which the Acquired Corporations conduct their business, (iii) changes after the Agreement Date in applicable law or in GAAP, (iv) the announcement of this Agreement and the transactions contemplated hereby, including, but not limited to, any decline in customer orders, or any resignation of any employees that is attributable to the announcement of the Merger, (v) changes in the market price or trading volume of the Company Common Stock (provided that the underlying causes of such changes may be considered in determining whether there has been a Company Material Adverse Effect), (vi) failure(s) by the Acquired Corporations to meet internal operating projections or forecasts, or published revenue or earnings predictions (provided that the underlying causes of such failure may be considered when determining whether there has been a Company Material Adverse Effect), (vii) any act or threat of terrorism or war, any armed hostilities or terrorist activities, any threat or escalation of armed hostilities or terrorist activities or any governmental or other response or reaction to any of the foregoing or any natural disasters or any national or international calamity affecting the United States or other geographical region in which the Company or the other Acquired Corporations do business (other than any of the foregoing that causes any damage or destruction to or renders unable any facility or property of any of the Acquired Corporations, in which case such event may be considered in determining whether there has been a Company Material Adverse Effect), (viii) any effects resulting from any Legal Proceeding against the Company by the stockholders of the Company challenging or seeking to restrain or prohibit the consummation of the Merger, (ix) changes in accounting principles, or (x) any action taken that is required by this Agreement (other than compliance with Section 4.2(a)) or at the written request of Parent or Merger Sub.

“Company SARs” shall mean share appreciation rights in the Company.

“Company Senior Credit Facility” shall mean that certain August 2004 Credit Facility, dated October 24, 2006, as amended, restated or supplemented from time to time, among the Company, JPMorgan Securities Inc. as sole lead arranger, Bank of America N.A. as syndication agent, Sun Trust Bank and Comerica Bank as documentation agents and JP Morgan Chase, National Association as administrative agent.

“Company Stock Awards” shall mean all Company Options, Company SARs, Company Stock Units, and restricted stock issued by the Company pursuant to the Award Plans or credited under the Deferred Compensation Plan.

“Company Stock Unit” shall mean a stock unit representing one share of Company Common Stock credited to an employee or director and held under the Deferred Compensation Plan.

“Company Termination Fee” shall mean an amount, in cash, equal to $50,640,000.

“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contract” shall mean any written, oral or other agreement, contract, lease, understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature. “Deferred Compensation Plan” shall mean the Catalina Marketing Corporation Deferred Compensation Plan.

“The Deferred Compensation Plan Trust” shall mean the grantor trust established by the Company in connection with its Deferred Compensation Plan.

“Director Grant Plan” shall mean the Catalina Marketing Corporation 2002 Director Stock Grant Plan.

“ESPP” shall mean the 2004 Employee Payroll Deduction Stock Purchase Plan.

“Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, option, right of first refusal, preemptive right or any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset.

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Environmental Laws” shall mean all foreign, federal, state or local statutes, common law, regulations, ordinances, codes, orders or decrees now in effect relating to the protection of the environment, including the ambient air, soil, surface water or groundwater, or relating to the protection of human health from exposure to Materials of Environmental Concern.

“Environmental Permits” shall mean all permits, licenses, registrations and other authorizations required by or issued by any Governmental Body under any applicable Environmental Laws.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder.

“GAAP” shall mean United States generally accepted accounting principles, applied on a consistent basis.

“Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

“Governmental Body” shall mean any: (a) country, nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

“Intellectual Property” shall mean United States or foreign intellectual property, including (a) all inventions, patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, divisions, revisions, extensions and reexaminations thereof, (b) all trademarks, service marks, logos, trade names, corporate names, domain names, trade dress, including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (c) all copyrights and copyrightable works, (d) all trade secrets and confidential business information (including research and development, know-how, methods, schematics, technology, technical data, designs, customer and supplier lists, pricing and cost information and business and marketing plans and proposals), (e) all computer software (including databases and related documentation), and (f) all registrations, renewals, extensions, combinations, divisions, or reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(e)” above.

“Knowledge” shall mean (i) with respect to Parent or Merger Sub, the actual knowledge (without independent inquiry or investigation) of the executive officers of Parent or Merger Sub, and (ii) with respect to the Acquired Corporations, the actual knowledge (without independent inquiry or investigation) of the following officers of the Company: L. Dick Buell and Rick Frier.

“Legal Proceeding” shall mean any action, suit, litigation, arbitration, or proceeding (including any civil, criminal, administrative, investigative or appellate proceeding) commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Marketing Period” shall mean the first period of 20 consecutive Business Days after the date hereof throughout which (a) Parent shall have the Required Financial Information that the Company is required to provide to Parent pursuant to Section 5.12(b) and (b) the conditions set forth in Article VI shall be satisfied and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 6.2 to fail to be satisfied assuming the Closing were to be scheduled for any time during such 20 consecutive Business Day period; provided, that if the financial statements included in the Required Financial Information that is available to Parent on the first day of such 20 Business Day period would not be sufficiently current on any day during such 20 Business Day Period to permit (i) a registration statement using such financial statements to be declared effective by the SEC on the last day of such 20 Business Day period, or (ii) the Company’s independent accounting firm to issue a customary comfort letter to Parent (in accordance with its normal practices and procedures) on the last day of the 20 Business Day period, then a new 20 Business Day period shall commence upon Parent receiving updated Required Financial Information that would be sufficiently current to permit the actions described in clauses (i) and (ii) above on the last day of such 20 Business Day Period; provided further, that if the Marketing Period would not end on or prior to August 16, 2007, the Marketing Period shall commence no earlier than September 4, 2007; and provided further, that the Marketing Period shall not be deemed to have commenced if, prior to the completion of the Marketing Period, PricewaterhouseCoopers LLP shall have withdrawn its audit opinion with respect to any financial statements contained in the Company SEC Documents or indicated that such opinion could not be relied upon.

“Materials of Environmental Concern” shall mean any hazardous, acutely hazardous, or toxic substance or waste defined or regulated as such under Environmental Laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act and the federal Resource Conservation and Recovery Act; petroleum, asbestos, lead, polychlorinated biphenyls, radon or toxic mold; and any other substance the exposure to which would reasonably be expected, because of hazardous or toxic qualities, to result in liability under applicable Environmental Laws.

“Merger Consideration” shall mean the cash consideration that a holder of shares of Company Common Stock is entitled to receive in exchange for such shares of Company Common Stock pursuant to Section 1.5.

“NYSE” shall mean the New York Stock Exchange.

“Parent Termination Fee” shall mean an amount, in cash, equal to $50,640,000.

“Permitted Encumbrance” shall mean: (a) statutory liens for Taxes that are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established on the Company Balance Sheet in accordance with GAAP; (b) statutory and contractual liens to secure obligations to landlords, lessors or renters under leases or rental agreements that have not been breached; (c) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Legal Requirements; (d) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; (e) liens in favor of customs and revenue authorities arising as a matter of Legal Requirements to secure payments of customs duties in connection with the importation of goods; and (f) Encumbrances that do not materially interfere with the use, operation or transfer of, or any of the benefits of ownership of, the property subject thereto.

“Person” shall mean any individual, Entity or Governmental Body.

“Representatives” shall mean officers, directors, employees, agents, attorneys, accountants, advisors, financing sources and representatives.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended and the regulations promulgated thereunder.

“Subsidiary” An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities of other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

“Superior Offer” shall mean a bona fide Acquisition Proposal (but changing the references to “more than 20%” and “20% or more” in the definition of Acquisition Transaction to “more than 50%” or “50% or more”) that the Company Board determines in good faith, after consultation with its financial advisor, to be (a) more favorable to the Company’s stockholders from a financial point of view than the terms of the Merger, and (b) reasonably capable of being completed taking into account such financial, legal, regulatory and other aspects of such proposal and this Agreement as the Company Board shall consider relevant.

“Tax” shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by any Taxing Authority.

“Taxing Authority” shall mean any Governmental Body charged with the responsibility for the assessment and collection of Taxes and the administration or enforcement of Tax law.

“Tax Return” shall mean any return (including any information return), report, statement, declaration, schedule, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Taxing Authority in connection with the determination, assessment, collection or payment of any Tax.

“Triggering Event” shall be deemed to have occurred if: (i) the Company Board shall have failed to recommend that the Company stockholders vote to adopt this Agreement or shall have made an Adverse Recommendation Change or publicly proposed an Adverse Recommendation Change; (ii) the Company shall have failed to include in the Proxy Statement the Company Board Recommendation or a statement to the effect that the Company Board has determined and believes that the Merger is in the best interests of the Company’s stockholders; (iii) the Company Board shall have approved or recommended to the Company’s stockholders any Acquisition Proposal; (iv) the Company shall have executed any letter of intent, memorandum of understanding, definitive agreement or similar Contract relating to any Acquisition Proposal other than an Acceptable Confidentiality Agreement; or (v) a tender or exchange offer relating to securities of the Company shall have been commenced and the Company shall not have sent to its security holders, within ten Business Days after the commencement of such tender or exchange offer, a statement disclosing that the Company recommends rejection of such tender or exchange offer.